                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934


                          Summagraphics Corporation
                   8500 Cameron Road,  Austin, Texas 78754
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     9.25% Secured Convertible Debentures
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   865906101
      ------------------------------------------------------------------
                                 (CUSIP Number)

        Frank H. Menaker, Jr., Vice President and General Counsel,
              Lockheed Martin Corporation, 6801 Rockledge Drive,
                   Bethesda, Maryland  20817 (301) 897-6125
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  March 19, 1996
      ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 865906101                                           Page  2 of 6 Pages
---------------------------                                   ------------------

      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

           Lockheed Martin Corporation
           I.R.S. Employer Identification No. 52-1893632
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]

           NOT APPLICABLE                                    (b) [ ]
-------------------------------------------------------------------------------
      3    SEC USE ONLY
-------------------------------------------------------------------------------
      4    SOURCE OF FUNDS
           NOT APPLICABLE
-------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Maryland
-------------------------------------------------------------------------------
         NUMBER OF           7         SOLE VOTING POWER
          SHARES                       0*
       BENEFICIALLY  ----------------------------------------------------------
         OWNED BY            8         SHARED VOTING POWER
           EACH                        0*
         REPORTING   ----------------------------------------------------------
          PERSON             9         SOLE DISPOSITIVE POWER
           WITH      ----------------------------------------------------------
                            10         SHARED DISPOSITIVE POWER
                                       0*
===============================================================================
      11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       0*
-------------------------------------------------------------------------------
      12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES  [ ]
-------------------------------------------------------------------------------
      13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0*
-------------------------------------------------------------------------------
      14               TYPE OF REPORTING PERSON*
                       CO
-------------------------------------------------------------------------------
        * Pursuant to the terms of the Plan of Reorganization and Agreement for the Exchange of stock of CalComp Inc. for stock of Summagraphics Corporation, (the "Exchange Agreement"), Summagraphics Corporation issued to Lockheed Martin its 9.25% Secured Convertible Debenture (the "Debenture"). Upon an Event of Default under the Debenture, Lockheed Martin would be entitled to convert all or any portion of the principal amount of the Debenture plus accrued and unpaid interest thereon into shares of Summagraphics Corporation Common Stock at a conversion rate of $2.00 per share; provided that the conversion price is increased to $3.00 per share under certain circumstances. Any occurence of an Event of Default under the Debenture is outside the control of Lockheed Martin. Accordingly, the filing of this Schedule 13D is not an admission that Lockheed Martin is the beneficial owner of any shares of Common Stock into which the Debenture is convertible and Lockheed Martin Corporation expressly disclaims beneficial ownership of such shares of Common Stock. The aggregate amount of Common Stock of Summagraphics Corporation which Lockheed Martin would have a right to obtain should an Event of Default occur and assuming conversion of only principal would be 1.25 million shares of the approximately 5,927,293 shares of Common Stock of Summagraphics Corporation which would then be issued and outstanding or 21% of such Common Stock then issued and outstanding.
================================================================================

                                  Schedule 13D
                                  ------------

Item 1.   Security and Issuer.
          -------------------


     9.25% Secured Convertible Debenture
     Summagraphics Corporation
     8500 Cameron Road
     Austin, Texas 78754


Item 2.   Identity and Background.
          -----------------------

     Lockheed Martin Corporation
     6801 Rockledge Drive
     Bethesda, Maryland  20817

     Incorporated in Maryland.

     Lockheed Martin Corporation ("Lockheed Martin") is a diversified enterprise principally engaged in the conception, design, manufacture and integration of advanced technology products and services for the United States government and private industry. Lockheed Martin also manages significant facilities for the Department of Energy and produces construction aggregates and specialty chemical products. CalComp Inc. is a wholly owned subsidiary of Lockheed Martin and is a supplier of input and output computer graphics peripheral products.

     Lockheed Martin has not, during the last five years, been convicted in a criminal proceeding. On January 27, 1995, Lockheed Corporation, one of the corporations that combined to form Lockheed Martin entered into a plea agreement pursuant to which Lockheed Corporation agreed to plead guilty to one count of conspiring to violate the bribery provisions of the Foreign Corrupt Practices Act and conspiracy to falsify its books, records and accounts.

     Lockheed Martin has not, during the last five years, been subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.
          -------------------------------------------------

     Not Applicable.


Item 4.   Purpose of Transaction.
          ----------------------

     Pursuant to the terms of the Plan of Reorganization and

Agreement for the Exchange of stock of CalComp Inc. for stock of Summagraphics Corporation, (the "Exchange Agreement"), Summagraphics Corporation issued to Lockheed Martin its 9.25% Secured Convertible Debenture (the "Debenture"). Upon an Event of Default under the Debenture, Lockheed Martin would be entitled to convert all or any portion of the principal amount of the Debenture plus accrued and unpaid interest thereon into shares of Summagraphics Corporation Common Stock at a conversion rate of $2.00 per share; provided that the conversion price is increased to $3.00 per share under certain circumstances. Any occurence of an Event of Default under the Debenture is outside the control of Lockheed Martin. Accordingly, the filing of this Schedule 13D is not an admission that Lockheed Martin is the beneficial owner of any shares of Common Stock into which the Debenture is convertible and Lockheed Martin Corporation expressly disclaims beneficial ownership of such shares of Common Stock. The aggregate amount of Common Stock of Summagraphics Corporation which Lockheed Martin would have a right to obtain should an Event of Default occur and assuming conversion of only principal would be 1.25 million shares of the approximately 5,927,293 shares of Common Stock of Summagraphics Corporation which would then be issued and outstanding or 21% of such Common Stock then issued and outstanding.



Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Under the Exchange Agreement, Summagraphics Corporation issued to Lockheed Martin the Debenture. Upon an Event of Default under the Debenture, Lockheed Martin would be entitled to convert all or any portion of the principal amount of the Debenture plus accrued and unpaid interest thereon into shares of Summagraphics Corporation Common Stock at a conversion rate of $2.00 per share; provided that the conversion price is increased to

$3.00 per share under certain circumstances. Any occurence of an Event of Default under the Debenture is outside the control of Lockheed Martin. Accordingly, the filing of this Schedule 13D is not an admission that Lockheed Martin is the beneficial owner of any shares of Common Stock into which the Debenture is convertible and Lockheed Martin Corporation expressly disclaims beneficial ownership of such shares of Common Stock. The aggregate amount of Common Stock of Summagraphics Corporation which Lockheed Martin would have a right to obtain should an Event of Default occur and assuming conversion of any principal would be 1.25 million shares of the approximately 5,927,293 shares of Common Stock of Summagraphics Corporation which would then be issued and outstanding or 21% of such Common Stock then issued and outstanding.

     Pursuant to and subject to the terms and conditions contained in the Exchange Agreement, Summagraphics Corporation will issue to Lockheed Martin a number of shares of its Common Stock which, after such issuance, will be equal to 89.7% of the issued and outstanding common stock of Summagraphics on a fully diluted basis, in exchange for all of the outstanding capital stock of CalComp Inc. As a consequence of the Exchange Agreement, Lockheed Martin would acquire control of Summagraphics and CalComp would become a wholly owned subsidiary of Summagraphics.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Not Applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     a.  See Debenture attached as Exhibit A.

     b. See Plan of Reorganization and Agreement for the Exchange of Stock of Calcomp Inc. for Stock of Summagraphics
          Corporation attached as Exhibit B.

                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              LOCKHEED MARTIN CORPORATION



                              By: /s/ Stephen M. Piper
                                 ------------------------------
                                 Stephen M. Piper
                                 Assistant General Counsel and
                                    Assistant Secretary


                              Dated:  March 29, 1996

     NEITHER THIS 9-1/4% SECURED CONVERTIBLE DEBENTURE (THIS "DEBENTURE") NOR THE UNDERLYING SHARES OF STOCK INTO WHICH THIS DEBENTURE MAY BE CONVERTED (THE "CONVERSION SHARES") HAVE BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW. NEITHER THIS DEBENTURE NOR THE CONVERSION SHARES NOR ANY PORTION THEREOF OR INTEREST THEREIN MAY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE SAME IS REGISTERED AND QUALIFIED IN ACCORDANCE WITH SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR PURSUANT TO A VALID EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS. THE HOLDER'S RIGHTS UNDER THIS DEBENTURE ARE SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT AMONG THE HOLDER, THE ISSUER, AND SILICON VALLEY BANK DATED ON OR ABOUT THE DATE OF THIS DEBENTURE.

                      9-1/4% SECURED CONVERTIBLE DEBENTURE

     Summagraphics Corporation, a Delaware corporation (the "Issuer"), for value received and without deduction for defense, offset or counterclaim, hereby promises to pay to Lockheed Martin Corporation, a Maryland corporation (the "Holder"), its successors and assigns, Two Million Five Hundred Thousand Dollars ($2,500,000) or such lesser principal amount as is actually advanced by the Holder from time to time pursuant to the provisions of Section 1 below (the "Principal Amount") at the times required by Section 3 below, and to pay interest on said Principal Amount at the rate per annum set forth in Section 2
                                              --- -----
below at the times required by Section 3 below, until payment of the Principal Amount has been fully made or duly provided for.

     Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Plan of Reorganization and Agreement for the Exchange of Stock of CalComp Inc. for Stock of Summagraphics Corporation of even date herewith by and among the Holder, the Issuer and CalComp Inc. (the "Plan of Reorganization").

     1.  Funding.  From time to time following the date hereof, the Issuer may
         -------
request advances (each, an "Advance") of some or all of the Principal Amount by delivering a written request, substantially in the from attached hereto as Exhibit C, (i) setting forth the amount requested and (ii) describing in reasonable detail the specific uses of the proceeds of such Advance or stating the Pre-Approved Use (as defined below) to which the proceeds of such Advance will be applied. In no event shall Issuer be entitled to request any Advance in an amount less than $100,000 nor shall Issuer be entitled to request more than one Advance in any seven day period. Subject to approval by Holder (except in the case of Pre-Approved
Uses), an Advance of the Principal Amount will be made by the Holder by wire transfer of funds into the Issuer's account one business day following the approval of the written request of the Issuer identifying the specific use(s). Approval or disapproval of a requested Advance will be provided by Holder within two business days of the date such request is received by Holder. Schedule 1 attached hereto sets forth a list and description of uses which have been approved by Holder (the "Pre-Approved Uses"), for which Holder will transfer funds one business day following receipt of a request from Issuer. Advances of the Principal Amount which are repaid by the Issuer pursuant to the redemption provisions contained in Section 5 of this Debenture will not be available to be readvanced to the Issuer.

     2.  Interest.  Commencing as of the date hereof and continuing until
         --------
repayment in full of all sums due hereunder, the unpaid Principal Amount shall bear interest at a rate of 9-1/4% per annum. All interest payable under the terms of this Debenture shall be calculated on the basis of a 360 day year and the actual number of days elapsed.

     3.  Payments and Maturity.  (a) Subject to the provisions of Section 3(b)
         ---------------------
below, the unpaid Principal Amount, together with interest accrued and unpaid thereon at the rate provided above, shall be due and payable in full at the earlier of (i) the Closing, (ii) the termination of the Plan of Reorganization by the Issuer (other than a termination by the Issuer based on a material breach by Holder pursuant to Section 10.2(b) of the Plan of Reorganization), (iii) the termination of the Plan of Reorganization by the Holder pursuant to the terms of
Section 10.2(b) thereof, or (iv) June 15, 1996 (or such later date as the Holder agrees to in writing in Holder's sole and absolute discretion).

     (b) Notwithstanding Section 3(a) above, in the event that either (i) the Issuer terminates the Plan of Reorganization in accordance with the terms of
Section 10.2(b) thereof or (ii) the Holder terminates the Plan of Reorganization in breach thereof, the unpaid Principal Amount, together with interest accrued and unpaid thereon at the rate provided above, shall be due and payable in full on the first anniversary of the date of the termination of the Plan of Reorganization.

     4.  Application and Place of Payments.  All payments received on account of
         ---------------------------------
this Debenture shall be applied by the Holder first to the payment of expenses incurred by the Holder in connection with the collection of amounts payable under this Debenture (as provided in Section 18), second to the payment of accrued and unpaid interest then due hereunder and third to the unpaid Principal Amount. All payments on account of this Debenture shall be paid in lawful money of the United States of America in immediately available funds during regular business hours of the Holder at its principal office in Bethesda, Maryland, or at such other times and places as the Holder may at any time and from time to time designate in writing to the Issuer.

     5.  Redemption.  The Issuer may redeem this Debenture, in whole but not in
         ----------
part, at any time, upon ten (10) days' prior written notice to the Holder, without premium or penalty. Such notice shall specify the date on which this Debenture will be redeemed and on the second business day preceding such date all rights that the Holder may have for the conversion hereof shall cease if not exercised in the manner provided below, provided, however, such
                                                     --------  -------
conversion rights shall be reinstated and continue if this Debenture is surrendered for redemption on the date for redemption specified in the notice and the Issuer fails to pay the redemption price. The redemption price shall be the Principal Amount plus accrued and unpaid interest through and including the date of redemption.

     6.  Security.  Simultaneously with the execution and delivery of this
         --------
Debenture, the Issuer shall execute and deliver to the Holder the Security Agreement in the form attached hereto as Exhibit A securing the obligations of the Issuer under this Debenture by the Collateral (as defined in the Security Agreement).

     7.  Events of Default.  The occurrence of any one or more of the following
         -----------------
events shall constitute an event of default (individually, an "Event of Default" and collectively, the "Events of Default") under the terms of the Debenture:

     (a) The failure of the Issuer to pay to the Holder when due any and all principal, interest and expenses, if any, payable by the Issuer to the Holder under the terms of the Debenture; or

     (b) The failure of the Issuer reasonably to comply with any covenant or agreement or the breach by the Issuer of any representation or warranty of the Issuer contained in this Debenture, the Security Agreement or the Plan of Reorganization, which failure to comply or breach has not been cured to the complete satisfaction of the Holder within five
(5) business days of such failure or breach; or

     (c) The failure of the Issuer or any of its subsidiaries to pay any Debt when due, with such failure continuing without cure to the complete satisfaction of the Holder for more than any applicable grace period with respect thereto, or to observe or perform any other term or covenant contained in any agreement or instrument by which the Issuer or any of its subsidiaries is bound evidencing, securing or relating to Debt, which failure is an event of default as defined in such agreement or instrument entered into by the Issuer or any of its subsidiaries as borrower, or which could cause the acceleration of any Debt by a creditor of the Issuer or any of its subsidiaries; provided that no Event of Default shall be deemed to have occurred under this subsection 7(c) (i) if the amount of Debt in default is less than $50,000, unless such breach or default would otherwise result in a Material Adverse Effect or (ii) if the failure to pay occurs as a result of a failure by the Issuer to comply with certain financial covenants imposed by Silicon Valley Bank ("SVB") with respect to which SVB agrees to forebear in the characterization of such noncompliance as a default contingent upon the occurrence of closing under the Plan of Reorganization, as modified or amended by the parties thereto, or (iii) if the failure to pay occurs as a result of a default under any Debt which occurs due to any termination of the Plan of Reorganization by the Holder in breach of the terms thereof; or

     (d) The commencement by the Issuer or any of its subsidiaries of a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or the making by the Issuer or any of its subsidiaries of a general assignment for the benefit of creditors, or failing generally to pay its debts as they become due, or taking any corporate action to authorize any of the foregoing; or

     (e) The commencement of an involuntary case or other proceeding against the Issuer or any of its subsidiaries seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against the Issuer or any of its subsidiaries under applicable bankruptcy laws as now or hereafter in effect.

For purposes hereof, "Debt" means at any date, without duplication, (i) all obligations of the Issuer or any of its subsidiaries for borrowed money, (ii) all obligations of the Issuer or any of its subsidiaries evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of the Issuer or any of its subsidiaries to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of the Issuer or any of its subsidiaries as lessee under capital leases, (v) all Debt of others secured by a lien on any property of the Issuer or any of its subsidiaries, and (vi) all Debt of others which is guaranteed by the Issuer or any of its subsidiaries or in respect of which the Issuer or any of its subsidiaries has provided any direct or indirect assurance against financial loss.

     8.  Conversion Rights.  (a) Upon the occurrence of an Event of Default, and
         -----------------
from time to time thereafter prior to the date on which the Principal Amount hereof and all accrued interest thereon is paid in full (provided that if notice of redemption is delivered in accordance with the provisions of Section 5 above, the right to convert shall terminate on the second business day next preceding the date fixed for redemption, unless the Issuer shall default in payment due upon redemption thereof), the Principal Amount and all accrued and unpaid interest thereon (or any portion thereof which is an integral multiple of $1,000) (the "Conversion Amount") shall be convertible at the option of the Holder into fully paid and non-assessable Common Stock of the Issuer at the Conversion Rate (as defined below), subject in each case to the adjustments in the Conversion Rate pursuant to Sections 8(b) and 11(j) below. The shares of Common Stock into which this Debenture is convertible are hereinafter referred to as "Conversion Shares."

     For purposes of this Debenture the term "Conversion Rate" shall mean 500 shares of Common Stock for each $1,000 of Conversion Amount, provided that, if the Plan of Reorganization does not close as a result of a termination by the Issuer pursuant to Section 10.2(b) of the Plan of Reorganization based upon a material breach of the Plan of Reorganization by the Holder, the Conversion Rate will be decreased to 333-1/3 shares of Common Stock for each $1,000 of Conversion Amount.

     (b) Adjustments.  The Conversion Rate from time to time in effect shall be
         -----------
subject to adjustment as follows:

          (i) In case the Issuer shall (A) pay a dividend in shares of its Common Stock, (B) subdivide its outstanding shares of Common Stock, (C) combine its outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of its shares of Common Stock any shares of the Issuer, the Conversion Rate in effect immediately prior thereto shall be adjusted retroactively as provided below so that the holder of this Debenture thereafter surrendered for conversion shall be entitled to receive a number of shares of the Issuer to which he would have been entitled after the happening of any of the events described above had such Debenture been converted immediately prior to the happening of such event. An adjustment made pursuant to this subsection (i) shall become effective retroactively immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

          (ii) In case the Issuer shall issue options, warrants or other rights to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the fair market value per share of Common Stock (as defined in subsection (e) below), the number of shares of Common Stock into which each $1,000 of Principal Amount of and accrued interest on this Debenture shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which the aggregate Conversion Amount was theretofore convertible by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and the denominator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such fair market value. Subject to subsection (5), such adjustment shall be made whenever such rights or warrants are issued and shall become effective retroactively immediately after the record date for the determination of Stockholders entitled to receive such rights or warrants.

          (iii) In case the Issuer shall distribute to all holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions) or rights to subscribe or warrants, options or other rights to purchase (excluding those referred to in subsection (ii) above), then in each such case the number of shares of Common Stock into which each $1,000 of Principal Amount of and accrued interest on this Debenture shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which the aggregate Conversion Amount was theretofore convertible by a fraction, the numerator of which shall be the fair market value (as defined in subsection (e) below) per share of Common Stock on the date of such distribution, and the denominator of which shall be such fair market value per share of the Common Stock, less the then fair market value (as determined by independent public accountants selected by the Holder, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights or warrants applicable to one share of the Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective retroactively immediately after the record date for the determination of Stockholders entitled to receive such distribution.

          (iv) In the event that at any time, as a result of an adjustment to the Conversion Rate pursuant to subsection 8(b)(i), the Holder shall become entitled to receive any shares of the Issuer other than shares of its Common Stock, thereafter the number of such other shares so receivable upon conversion of this Debenture shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this Section 8 with respect to the Common Stock shall apply on like terms to any such other shares.

          (c) No fractional shares or scrip representing fractional shares shall be issued upon the conversion of this Debenture. If the conversion of this Debenture results in a fraction, an amount equal to such fraction multiplied by the fair market value (determined as provided by Section 8(e)) of the Common Stock on the day of conversion shall be paid to such holder in cash by the Issuer.

          (d) The Issuer covenants that, upon conversion of this Debenture as herein provided, there will be credited to the Issuer's capital account, from the consideration for which the shares of Common Stock issuable upon such conversion are issued, an amount per share of Common Stock so issued as determined by the Issuer's Board of Directors, which amount shall not be less than the amount required by law and by the Certificate of Incorporation of the Issuer, as amended, as in effect on the date of such conversion. For the purposes of this covenant the Conversion Amount, less the amount of cash paid in lieu of the issuance of fractional shares on such conversion, shall be deemed to be the amount of consideration for which the shares of Common Stock issuable upon such conversion are issued.

          (e) No adjustment in the Conversion Shares shall be made by reason of the issuance of shares of Common Stock or any security convertible into shares of Common Stock in exchange for cash, property or services; provided, the value of such cash, property or services is equal to the fair market value of the Common Stock issued therefor. For purposes hereof, the term "fair market value" of the Common Stock shall mean, for any day, the last sale price per share for the Common Stock on the National Association of Securities Dealers National Market System, or, if the Common Stock shall not be listed on such system, the closing bid price per share in the over-the-counter market, in each such case, unless otherwise provided herein, averaged over a period of 5 consecutive trading days prior to the date as of which the determination is to be made.

          (f) The right to convert this Debenture into Common Stock shall be exercised by the Holder delivering written notice (the "Conversion Notice") and a copy of the Debenture (provided that if the Conversion Notice relates to the exercise of conversion rights in respect of all of the Principal Amount and accrued and unpaid interest, the Holder shall deliver the original Debenture) to the Issuer at its office in Austin, Texas. Such conversion shall be deemed to have been made as of the date such Conversion

Notice is sent to the Issuer in accordance with this Debenture. The Holder shall be treated for all purposes as having become the record holder of such Common Stock on such date. In case of notice being given by the Issuer for redemption pursuant to Section 5 above, the right to convert Principal Amount of and accrued and unpaid interest on the Debenture shall remain in effect until the close of business on the second business day preceding the date specified in the notice for redemption and, on that date, shall cease and terminate, unless previously exercised or the Issuer defaults in the payment of the redemption price for this Debenture. Upon conversion, the Issuer shall deliver to the Holder duly issued certificates representing the shares of fully paid and nonassessable Common Stock which constitute the Conversion Shares as well a new debenture on the same terms hereof representing the remaining Principal Amount which shall include all accrued and unpaid interest up to the date of Conversion.

          (g) The Issuer shall pay all expenses, taxes (other than income taxes of Holder) and other charges payable in connection with the preparation, execution and delivery of stock certificates and the new debenture pursuant to this Section 8, except that, in case such stock certificates or new debenture shall be registered in a name or names other than the name of the Holder of this Debenture, funds sufficient to pay all stock transfer taxes, if any, which shall be payable upon the execution and delivery of such stock certificates or debenture shall be paid by the Holder to the Issuer at the time of delivering the Debenture to the Issuer upon exercise.

     9.  Transfer of Debenture and Conversion Shares.  (a) The Holder of this
         -------------------------------------------
Debenture, by acceptance hereof, represents and acknowledges that this Debenture and the Conversion Shares which may be purchased upon exercise of the conversion rights contained in Section 8 hereof are not being registered under the Securities Act of 1933, as amended (the "Securities Act"). The Holder is acquiring this Debenture for investment for its own account, with no intention of reselling or otherwise distributing the same without registration under the Securities Act, except pursuant to a valid exemption under the Securities Act. Neither this Debenture nor the Conversion Shares issuable hereunder may be transferred except (i) pursuant to an effective registration statement under the Securities Act, (ii) to any affiliate of Holder, or a nominee thereof, or (iii) pursuant to a valid exemption from registration under the Securities Act.

     10.  Capitalization of the Issuer.  The Issuer represents and warrants to
          ----------------------------
the Holder that the authorized capital stock of the Issuer is 20,000,000 shares of common stock, $.01 par value, (the "Common Stock") of which 4,623,735 shares are issued and outstanding on the date hereof. All such shares of the Common Stock have been duly authorized and validly issued and are fully paid and nonassessable.

     11.  Additional Agreements of the Issuer.  The Issuer agrees with the
          -----------------------------------
Holder and with any holder of Conversion Shares acquired upon conversion of all or a portion of the Principal Amount and accrued and unpaid interest that:

          (a) Character of Conversion Shares.  All shares which may be issued
              ------------------------------
upon the exercise of the rights contained in the Debenture, have been duly authorized by the Issuer's Board of Directors and upon issuance, will be validly issued, fully paid and nonassessable and free from all taxes (other than income taxes of Holder), liens and charges with respect to the issue thereof;

          (b) Reservation of Shares.  During the period within which the
              ---------------------
conversion rights contained in this Debenture may be exercised, the Issuer will have at all times authorized and reserved (free from preemptive rights) for the purpose of issue or transfer upon exercise of the conversion rights contained in
Section 8 hereof, a sufficient number of shares of its Common Stock to provide for the exercise of the conversion rights and all other agreements pursuant to which third parties have rights to acquire shares of Common Stock;

          (c) No Violations.  The Issuer will take all such action as may be
              -------------
necessary to ensure that Conversion Shares may be so issued without violation of any applicable law or regulation, or of any requirements of the National Association of Securities Dealers National Market System;

          (d) Maintain Authorized Shares.  The Issuer will not take any action
              --------------------------
that would result in any adjustment of the number of Conversion Shares issuable upon exercise of the conversion rights if the total number of Conversion Shares purchasable after such action upon conversion of the full Conversion Amount, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon exercise of all options and other warrants to purchase Common Stock and upon conversion of all convertible securities then outstanding, would exceed the total number of shares of Common Stock then authorized by the Issuer's Certificate of Incorporation, as then amended;

          (e) Actions in Avoidance; Non-Dilution.  The Issuer will not, by
              ----------------------------------
amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, issue or sale of securities or otherwise, avoid or take any action which would have the effect of avoiding the observance or performance of any of the terms to be observed or performed hereunder by the Issuer, but will at all times in good faith assist in carrying out all of the provisions of this Debenture and in taking all of such action as may be necessary or appropriate in order to protect the rights of the Holder of this Debenture and holders of any Conversion Shares issued pursuant hereto; and

          (f) Financial Information.  The Issuer will provide the Holder copies
              ---------------------
of all annual, quarterly and monthly financial statements, promptly after the same are available, and in addition, promptly after requested, such other information concerning the Issuer as the Holder may reasonably require (i) in order to comply with any law or governmental regulation, order of any court, or order, inquiry or investigation of any governmental agency or instrumentality, or (ii) in order to exercise any right or privilege of the Holder or to enforce any obligation of the Issuer under the Debenture or any agreement or instrument executed and delivered in connection therewith. All information provided pursuant to this Section 11(f) (other than any information otherwise generally available to the public) will be treated as confidential and the Holder will cause its advisors and agents to maintain the confidentiality of all such confidential information.

          (g) Notice of Adjustment.  Whenever the Conversion Shares issuable
              --------------------
upon the exercise of the conversion rights hereunder shall be adjusted as herein provided, or the rights of the Holder or holders of Conversion Shares shall change by reason of other events specified herein, the Issuer shall compute the adjusted number of Conversion Shares in accordance with the provisions hereof and shall prepare a certificate signed by its chief executive officer or principal financial officer setting forth the adjusted number of Conversion Shares issuable upon the exercise of the conversion rights or specifying the other shares of stock, securities or assets receivable as a result of such change in rights, and showing in reasonable detail the facts and calculations upon which such adjustments or other changes are based, and shall obtain an opinion of the Issuer's independent certified public accountants reasonably satisfactory to the Holder as to the correctness of such adjustments and calculations and to the effect that such adjustments and calculations have been made in accordance with the terms hereof. The Issuer shall cause to be mailed to the Holder copies of such officer's certificate and accountants' opinion together with a notice stating that the number of Conversion Shares purchasable upon exercise of the conversion rights have been adjusted and setting forth the adjusted number of Conversion Shares so purchasable.

          (h) Dividend Restrictions.  Without the prior written consent of the
              ---------------------
Holder, the Issuer will not declare or pay any dividend or other distribution (whether cash or property) on its Common Stock.

          (i) Notifications to Holder.  The Issuer shall give written notice at
              -----------------------
least 30 days prior to:

          (i) offering for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

          (ii) effecting any capital reorganization, or reclassification of the capital stock of the Issuer, or consolidation, merger or share exchange of the Issuer with another corporation, or sale, transfer or other disposition of all or substantially all of its assets; or

          (iii) effecting a voluntary dissolution, liquidation or winding up of the Issuer;

and, in any one or more of such cases, the Issuer shall give the Holder (A) at least 30 days' (but not more than 120 days') prior written notice of the date on which the books of the Issuer shall close or a record shall be taken for such subscription rights or for determining rights to vote in respect of any such issuance, reorganization, reclassification, consolidation, merger, share exchange, sale, transfer, disposition, dissolution, liquidation or winding up, and (B) in the case of any such issuance, reorganization, reclassification, consolidation, merger, share exchange, sale, transfer, disposition, dissolution, liquidation or winding up, at least 30 days' (but not more than 120 days') prior written notice of the date when the same shall take place.

          (j) Issuer to Prevent Dilution.  If any event or condition occurs as
              --------------------------
to which other provisions of this Section 11 are not strictly applicable or if strictly applicable would not fairly protect the conversion rights under this Debenture in accordance with the essential intent and principles of such provisions, or which might materially and adversely affect the conversion rights of the Holder under any provisions of this Debenture, then the Issuer shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such conversion rights as aforesaid, and any adjustment necessary with respect to the Conversion Amount and the number of Conversion Shares purchasable hereunder so as to preserve the rights of the Holder of this Debenture hereunder.

     12.  Consent of Lenders.  The Issuer represents and warrants to the Holder
          ------------------
that, prior to the date hereof, the Issuer has received and delivered to the Holder (in form reasonably satisfactory to the Holder) a written consent and waiver to Issuer's execution and delivery of this Debenture and the Security Agreement from Silicon Valley Bank.

     13.  Registration Rights Agreement.  Simultaneously with the execution and
          -----------------------------
delivery of this Debenture, the Holder and Issuer shall execute and deliver the registration rights agreement in the form attached hereto as Exhibit B.

     14.  Exchange and Replacement.  This Debenture is exchangeable, upon the
          ------------------------
surrender hereof by the Holder at the office of the Issuer described herein, for one or more new Debentures of like tenor and date representing in the aggregate the right to payment of any then outstanding indebtedness issued pursuant to the Debenture and to purchase the number of Conversion Shares which may be purchased hereunder.

     15.  Remedies.  Upon the occurrence of an Event of Default, at the option
          --------
of the Holder, all amounts payable by the Issuer to the Holder under the terms of this Debenture shall become immediately due and payable by the Issuer to the Holder without notice to the Issuer or any other person, and the Holder shall have all of the rights, powers, and remedies available under the terms of this

Debenture or at law or in equity or otherwise. The Issuer and all endorsers, guarantors, and other parties who may now or in the future be primarily or secondarily liable for the payment of the indebtedness evidenced by this Debenture hereby severally waive presentment, protest and demand, notice of protest, notice of demand and of dishonor and non-payment of this Debenture and expressly agree that this Debenture or any payment hereunder may be extended from time to time without in any way affecting the liability of the Issuer, guarantors and endorsers.

     16.  Confessed Judgment.  UPON THE OCCURRENCE OF AN EVENT OF DEFAULT, THE
          ------------------
ISSUER HEREBY AUTHORIZES ANY ATTORNEY DESIGNATED BY THE HOLDER OR ANY CLERK OF ANY COURT OF RECORD TO APPEAR FOR THE ISSUER IN ANY COURT OF RECORD AND TO CONFESS JUDGMENT WITHOUT PRIOR HEARING AGAINST THE ISSUER IN FAVOR OF THE HOLDER FOR AND IN THE AMOUNT OF THE UNPAID PRINCIPAL AMOUNT, ALL INTEREST ACCRUED AND UNPAID THEREON, ALL OTHER AMOUNTS PAYABLE BY THE ISSUER TO THE HOLDER UNDER THE TERMS OF THIS DEBENTURE OR ANY OTHER LOAN DOCUMENTS, COSTS OF SUIT, AND ATTORNEYS' FEES. THE ISSUER HEREBY RELEASES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ALL ERRORS AND ALL RIGHTS TO EXEMPTION, APPEAL, STAY OF EXECUTION, INQUISITION, AND OTHER RIGHTS TO WHICH THE ISSUER MAY OTHERWISE BE ENTITLED UNDER THE LAWS OF THE UNITED STATES OF AMERICA OR OF ANY STATE OR POSSESSION OF THE UNITED STATES OF AMERICA NOW IN FORCE OR WHICH MAY HEREAFTER BE ENACTED. THE AUTHORITY AND POWER TO APPEAR FOR AND ENTER JUDGMENT AGAINST THE ISSUER SHALL NOT BE EXHAUSTED BY ONE OR MORE EXERCISES THEREOF OR BY ANY IMPERFECT EXERCISE THEREOF AND SHALL NOT BE EXTINGUISHED BY ANY JUDGMENT ENTERED PURSUANT THERETO. SUCH AUTHORITY MAY BE EXERCISED ON ONE OR MORE OCCASIONS OR FROM TIME TO TIME IN THE SAME OR DIFFERENT JURISDICTIONS AS OFTEN AS THE HOLDER SHALL DEEM NECESSARY OR DESIRABLE, FOR ALL OF WHICH THIS DEBENTURE SHALL BE A SUFFICIENT WARRANT.

     17.  Consent to Jurisdiction.  THE ISSUER IRREVOCABLY SUBMITS TO THE
          -----------------------
JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE STATE OF MARYLAND OVER ANY SUIT, ACTION, OR PROCEEDING ARISING OUT OF OR RELATING TO THIS DEBENTURE. THE ISSUER IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT THE ISSUER MAY NOW OR HEREAFTER HAVE TO THE LAYING THE VENUE OF ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. FINAL JUDGMENT IN ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN ANY SUCH COURT SHALL BE CONCLUSIVE AND BINDING UPON THE ISSUER AND MAY BE ENFORCED

IN ANY COURT IN WHICH THE ISSUER IS SUBJECT TO JURISDICTION BY A SUIT UPON SUCH JUDGMENT PROVIDED THAT SERVICE OF PROCESS IS EFFECTED UPON THE ISSUER AS PROVIDED IN THIS DEBENTURE OR AS OTHERWISE PERMITTED BY APPLICABLE LAW.


     18.  Waiver of Trial by Jury.  The parties hereto hereby waive trial by
          -----------------------
jury in any action or proceeding to which any or all of them may be parties, arising out of or in any way pertaining to this Debenture. It is agreed and understood that this waiver constitutes a waiver of trial by jury of all claims against all parties to such actions or proceedings, including claims against parties who are not parties to this Debenture.

          This waiver is knowingly, willingly and voluntarily made by each of the parties hereto, and the parties hereby represent that no representations of fact or opinion have been made by any individual to induce this waiver of trial by jury or to in any way modify or nullify its effect. The parties further represent that they have been represented in the signing of this Debenture and in the making of this waiver by independent legal counsel, selected of their own free will, and that they have had the opportunity to discuss this waiver with counsel.

     19.  Expenses.  The Issuer promises to pay to the Holder on demand by the
          --------
Holder all reasonable costs and expenses incurred by the Holder in connection with the collection and enforcement of this Debenture following the occurrence of an Event of Default, including, without limitation, all attorneys' fees and expenses and all court costs.

     20.  Incorporation by Reference.  Each of the representations and
          --------------------------
warranties of Borrower set forth in the Plan of Reorganization are hereby incorporated by reference and may be relied on by Lender as if set forth in full herein.

     21.  Notices.  Any notice, request, or demand to or upon the Issuer or the
          -------
Holder shall be deemed to have been properly given or made when delivered by certified mail, return-receipt requested, or by facsimile, receipt confirmed:

          If to Holder:    Lockheed Martin Corporation
                           6801 Rockledge Drive
                           Bethesda, Maryland  20817
                           Attention:  Treasurer
                           Telecopy:  301-897-6651

          With a required
          copy to:         Lockheed Martin Corporation
                           6801 Rockledge Drive
                           Bethesda, Maryland  20817
                           Attention:  Pete Reynolds
                                       Assistant Treasurer-
                                       Treasury Operations
                            Telecopy:  301-897-6406

          If to Issuer:    Summagraphics Corporation
                           8500 Cameron Road
                           Austin, Texas  78746
                           Attention:  President
                           Telecopy:  512-327-9844

     22.  Partial Invalidity.  In the event any provision of this Debenture (or
          ------------------
any part of any provision) is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision (or remaining part of the affected provision) of the Debenture; but the Debenture shall be construed as if such invalid, illegal, or unenforceable provision (or part thereof) had not been contained in this Debenture, but only to the extent it is invalid, illegal, or unenforceable.

     23.  Captions.  The captions herein set forth are for convenience only and
          --------
shall not be deemed to define, limit, or describe the scope or intent of this Debenture.

     24.  Governing Law.  The provisions of this Debenture shall be construed,
          -------------
interpreted and enforced in accordance with the laws of the State of Maryland (excluding conflicts of law principles) as the same may be in effect from time to time.

     25.  Assignment.  This Debenture may not be assigned, in whole or in part,
          ----------
by either party without the prior written consent of the other party; provided,
                                                                      --------
however, that Holder may assign this Debenture to any of its subsidiaries.
-------

     IN WITNESS WHEREOF, Holder and Issuer have caused this Debenture to be signed by their duly authorized officers under its corporate seal, duly attested
by its authorized officer, and to be dated as of March   , 1996.
                                                       --

ATTEST:                               SUMMAGRAPHICS CORPORATION,
                                        a Delaware Corporation


                                By:                           (SEAL)
------------------------------     ---------------------------
Robert B. Sims                       Michael S. Bennett
Secretary                            President and Chief Executive
                                       Officer


ATTEST:                               LOCKHEED MARTIN CORPORATION,
                                         a Maryland Corporation


                                By:                           (SEAL)
------------------------------     ---------------------------
Secretary                             Walter E. Skowronski
                                      Vice President and Treasurer

                             PLAN OF REORGANIZATION

                                      and

                     AGREEMENT FOR THE EXCHANGE OF STOCK OF

              CALCOMP INC. FOR STOCK OF SUMMAGRAPHICS CORPORATION

                                  by and among

                          LOCKHEED MARTIN CORPORATION,
                            a Maryland corporation,

                                 CALCOMP INC.,
                            a California corporation

                                      and

                           SUMMAGRAPHICS CORPORATION,
                             a Delaware corporation



                           dated as of March 19, 1996

                               Table of Contents
                               -----------------


                                                            Page
                                                            ----

                                   ARTICLE I

                                  THE EXCHANGE

     1.1  The Exchange.......................................  1
     1.2  Closing............................................  2
     1.3  Determination of Summagraphics Exchange Shares.....  2
     1.4  Employee Benefits..................................  3
     1.5  Board of Directors.................................  3
     1.6  Officers...........................................  4
     1.7  Name Change........................................  4
     1.8  Treatment of Stock Options/Severance/Incentive
          Compensation.......................................  4
     1.9  Certain Definitions................................  4

                                  ARTICLE II

                       CERTAIN EVENTS PRECEDING CLOSING

     2.1  Proxy Statement....................................  5
     2.2  Interim Financing..................................  6
     2.3  Transfer of AGT Holdings, Inc. Stock...............  6
     2.4  Additional Filings.................................  6


                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     3.1  Representations and Warranties of Summagraphics....  6
          (a)  Organization and Authority....................  6
          (b)  Capital Structure.............................  7
          (c)  Authority.....................................  7
          (d)  Subsidiaries..................................  8
          (e)  Financial Statements..........................  8
          (f)  Absence of Undisclosed Liabilities............  8
          (g)  No Material Adverse Changes...................  9
          (h)  Tax Matters...................................  9


                                      (i)

            (i)  Property.................................... 10
            (j)  Litigation.................................. 10
            (k)  Contracts and Commitments................... 10
            (l)  Accuracy of Information Supplied............ 11
            (m)  Summagraphics' Employee Benefit Plans....... 12
            (n)  Environmental Matters....................... 14
            (o)  Employees; Directors and Officers........... 16
            (p)  Compliance with Laws........................ 16
            (q)  Insurance................................... 17
            (r)  Applicable Takeover Laws.................... 17
            (s)  Product and Service Warranty................ 17
            (t)  Summagraphics Common Stock to be Issued..... 18
            (u)  Labor Disputes.............................. 18
            (v)  Technology.................................. 18
            (w)  Opinion of Financial Advisor................ 19
            (x)  Books and Records........................... 19
            (y)  Full Disclosure............................. 19
            (z)  Investment Representation................... 20
            (aa) Banks and Financial Institutions............ 20
            (bb) Backlog..................................... 20
     3.2    Representations and Warranties of CalComp........ 20
            (a)  Organization, Standing and Power............ 20
            (b)  Capital Structure........................... 21
            (c)  Authority................................... 21
            (d)  Subsidiaries................................ 21
            (e)  Financial Statements........................ 22
            (f)  Absence of Undisclosed Liability............ 22
            (g)  No Material Adverse Change.................. 22
            (h)  Litigation.................................. 23
            (i)  Accuracy of Information Supplied............ 23
            (j)  Environmental Matters....................... 23
            (k)  Compliance with Laws........................ 24
            (l)  Technology.................................. 24
     3.3    Representations and Warranties of Lockheed Martin.25
            (a)  Organization and Standing................... 25
            (b)  Authority................................... 25
            (c)  Litigation.................................. 25
            (d)  Ownership of CalComp Exchange Shares........ 26
            (e)  Investment Representation................... 26
            (f)  Tax Matters................................. 26
            (g)  Accuracy of Information Supplied............ 27


                                   ARTICLE IV

                                     (ii)

                CONDUCT OF BUSINESS PRIOR TO THE CLOSING

     4.1   Conduct of the Business of Summagraphics and its
           Subsidiaries' Prior to the Closing...............  27
     4.2   Forbearance......................................  27
     4.3   No Solicitation..................................  29
     4.4   Termination Fee..................................  30
     4.5   Compliance with Tax-Free Provisions..............  30
     4.6   Access and Information; Cooperation..............  30
     4.7   Confidentiality..................................  31
     4.8   Public Announcements.............................  32
     4.9   Consents.........................................  32
     4.10  Meeting of Summagraphics Stockholders............  32

                                 ARTICLE V

                     ADDITIONAL COVENANTS OF SUMMAGRAPHICS

     5.1  Issuance of Stock.................................. 33
     5.2  Intercompany Agreements............................ 33
     5.3  Amendment and Restatement of Articles of
          Incorporation...................................... 33
     5.4  Preparation of Proxy Statement..................... 34
     5.5  Additional Listing Application..................... 34
     5.6  Filing of Form 10-C................................ 34
     5.7  Hart-Scott-Rodino.................................. 34
     5.8  Stock Option Plan.................................. 34

                                   ARTICLE VI

                    COVENANTS OF CALCOMP AND LOCKHEED MARTIN

     6.1  Transfer of CalComp Exchange Shares................ 34
     6.2  Intercompany Agreements............................ 34
     6.3  Preparation of Proxy Statement..................... 34
     6.4  Hart-Scott-Rodino.................................. 34
     6.5  CalComp Financial Statements....................... 35
     6.6  Pre-Closing Assistance............................. 35

                                  ARTICLE VII

                                     (iii)

                       CONDITIONS PRECEDENT TO CALCOMP'S
                  AND LOCKHEED MARTIN'S OBLIGATIONS HEREUNDER

     7.1  Representations, Warranties, Covenants............. 35
     7.2  No Adverse Changes................................. 36
     7.3  Due Diligence Audit of Summagraphics and its
          Subsidiaries....................................... 36
     7.4  Legal Opinion...................................... 36
     7.5  No Adverse Proceedings............................. 36
     7.6  Intercompany Agreements............................ 36
     7.7  Approval by Stockholders of the Agreement, the
          Stock Option Plan and Amendment and Restatement of
          Summagraphics' Articles of Incorporation........... 36
     7.8  Additional Listing Application..................... 37
     7.9  Secretary's Certificate............................ 37
     7.10 Compliance With Laws/Government Approvals.......... 37
     7.11 Backlog............................................ 37

                                  ARTICLE VIII

          CONDITIONS PRECEDENT TO SUMMAGRAPHICS' OBLIGATIONS HEREUNDER

     8.1  Representations, Warranties, Covenants............. 37
     8.2  No Adverse Proceedings or Events................... 38
     8.3  No Adverse Changes................................. 38
     8.4  Legal Opinion...................................... 38
     8.5  Fairness Opinion................................... 38
     8.6  Stockholder Approval............................... 38
     8.7  Secretary's Certificate............................ 38
     8.8  Intercompany Agreements............................ 38

                                   ARTICLE IX

                             ADDITIONAL AGREEMENTS

     9.1  Update Disclosure; Breaches........................ 38
     9.2  Tax Returns........................................ 39
     9.3  Best Efforts and Further Assurances................ 39
     9.4  Payoff of Outstanding Indebtedness................. 39
     9.5  Directors and Officers Liability Insurance......... 39
     9.6  CalComp Taxes...................................... 40


                                     (iv)

                                   ARTICLE X

                      TERMINATION, AMENDMENT, SURVIVAL OF
                       REPRESENTATIONS AND MISCELLANEOUS

     10.1 Amendment.......................................... 40
     10.2 Termination........................................ 40
     10.3 Survival of Representations and Covenants.......... 42
     10.4 Expenses........................................... 42
     10.5 Notices............................................ 42
     10.6 Entire Agreement in Effect......................... 43
     10.7 General............................................ 43
     10.8 Governing Law...................................... 43
     10.9 Counterparts....................................... 43



                                      (v)

List of Schedules and Exhibits
------------------------------

Schedule 1.3             Determination of Exchange Shares
Schedule 1.8             Treatment of Stock
                           Options/Severance/Incentive Compensation
Schedule 3.1(a)          Organization and Authority
Schedule 3.1(b)(1)       Capital Structure
Schedule 3.1(c)          Summagraphics Corporation - Corporate
                           Authority
Schedule 3.1(d)          Summagraphics Corporation - Subsidiaries
Schedule 3.1(e)          Summagraphics Corporation - Financial
                           Statements
Schedule 3.1(f)          Summagraphics Corporation - Absence of
                           Undisclosed Liabilities
Schedule 3.1(i)(1)(v)    Summagraphics Corporation - Property
                           (Encumbrances)
Schedule 3.1(j)          Summagraphics Corporation - Litigation
Schedule 3.1(k)          Summagraphics Corporation - Contracts and
                           Commitments
Schedule 3.1(m)          Summagraphics Corporation - Employee
                           Benefit Plans
Schedule 3.1(m)(vii)     Summagraphics Corporation - No Violations
                           of Plan
Schedule 3.1(n)(ii)      Summagraphics Corporation - Violations
Schedule 3.1(n)(iii)     Summagraphics Corporation - Environmental
                           Proceedings
Schedule 3.1(n)(v)       Summagraphics Corporation - Environmental
                           Permits
Schedule 3.1(n)(vi)      Summagraphics Corporation - Environmental
                           Spills
Schedule 3.1(n)(vii)     Hazardous Waste Handling
Schedule 3.1(o)          Summagraphics Corporation - Employees;
                           Directors and Officers
Schedule 3.1(p)          Summagraphics Corporation - Compliance
                           With Laws
Schedule 3.1(s)          Summagraphics Corporation - Product and
                           Service Warranty
Schedule 3.1(u)          Summagraphics Corporation - Labor Disputes
Schedule 3.1(v)          Summagraphics Corporation -Technology
Schedule 3.1(w)          Summagraphics Corporation - Opinion of
                           Financial Advisor
Schedule 3.1(aa)         Summagraphics Corporation - Banks and
                           Financial Institutions


                                     (vi)

Schedule 3.2(d)          CalComp Inc. - Subsidiaries
Schedule 3.2(e)          CalComp Inc. - Financial Statements
Schedule 3.2(j)          CalComp Inc. - Environmental Matters
Schedule 3.2(k)          CalComp Inc. - Compliance With Laws
Schedule 3.2(l)          CalComp Inc. - Technology
Schedule 4.2             Forbearance




Exhibit A                Secured Convertible Debenture
Exhibit B                Intercompany Services Agreement
Exhibit C                Cash Management Agreement
Exhibit D                Tax Sharing Agreement
Exhibit E                Revolving Credit Agreement
Exhibit F                Registration Rights Agreement
Exhibit G                Corporate Agreement
Exhibit H                Fourth Amended and Restated Articles of
                           Incorporation
Exhibit I                Stock Option Plan




                                     (vii)

         PLAN OF REORGANIZATION AND AGREEMENT FOR THE EXCHANGE OF STOCK
             OF CALCOMP INC. FOR STOCK OF SUMMAGRAPHICS CORPORATION

          THIS PLAN OF REORGANIZATION AND AGREEMENT FOR THE EXCHANGE OF STOCK OF CALCOMP INC. FOR STOCK OF SUMMAGRAPHICS CORPORATION (this "Agreement"), dated this 19th day of March, 1996, is entered into by and among LOCKHEED MARTIN CORPORATION, a Maryland corporation ("Lockheed Martin"), CALCOMP INC., a California corporation ("CalComp") and SUMMAGRAPHICS CORPORATION, a Delaware corporation ("Summagraphics"). Lockheed Martin, CalComp and Summagraphics individually are being referred to herein as a "Party" and collectively are referred to herein as "Parties."

                               W I T N E S E T H:
                               - - - - - - - - -

          WHEREAS, CalComp has an authorized capital of 1,000 shares of Common Stock of which 1,000 shares are issued and outstanding as of the date of this Agreement, all of which are owned by Lockheed Martin;

          WHEREAS, Summagraphics has an authorized capital of 20,000,000 shares of Common Stock, par value $.01 per share, of which 4,623,735 shares are issued and outstanding as of the date of this Agreement, and 5,000,000 shares of Preferred Stock, par value $.01 per share, none of which are outstanding as of the date of this Agreement;

          WHEREAS, the boards of directors of each of Lockheed Martin, CalComp and Summagraphics deem it advisable and in the best interests of the Parties and their stockholders that Lockheed Martin exchange all of the issued and outstanding capital stock of CalComp for a number of newly issued shares of Common Stock of Summagraphics (the "Exchange"), as determined in accordance with the provisions of Section 1.3 below;

          WHEREAS, the Board of Directors of Summagraphics has approved (i) the transactions contemplated by this Agreement, (ii) the Fourth Amended and Restated Articles of Incorporation (as defined in Section 5.3) and (iii) the Stock Option Plan (as defined in Section 5.8) and recommended their submission to the stockholders of Summagraphics for approval;

          WHEREAS, the Parties desire the Exchange to qualify as a "reorganization" under the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"); and

          WHEREAS, the Parties desire to provide for certain undertakings, conditions, warranties, representations and covenants in connection with the transactions contemplated hereby.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, the Parties agree as follows:

                                   ARTICLE I

                                  THE EXCHANGE

          1.1  The Exchange.  Upon performance of all covenants and obligations
               ------------
of the Parties contained in this Agreement and upon the terms and conditions contained herein, on the Closing Date (as hereinafter defined) Lockheed Martin agrees to transfer and deliver, or cause to be transferred and delivered, to Summagraphics all of the issued and outstanding CalComp Common Stock (the "CalComp Exchange Shares"), and Summagraphics agrees to issue and deliver to Lockheed Martin (or a direct or indirect wholly owned subsidiary of Lockheed Martin) such number of shares of Summagraphics Common Stock as is determined in accordance with the provisions of Section 1.3 below (the "Summagraphics Exchange Shares"). As a result of the Exchange, Summagraphics shall own 100% of the issued and outstanding capital stock of CalComp and Lockheed Martin (or a direct or indirect wholly owned subsidiary) shall own in the aggregate 89.7% of all of the issued and outstanding shares of Summagraphics Common Stock outstanding immediately following the Exchange (on a Fully Diluted Basis).

          1.2  Closing.  The consummation of the transactions contemplated by
               -------
this Agreement (the "Closing") will take place at such time on a date not prior to May 8, 1996 (the "Closing Date") as shall be mutually agreed to by Lockheed Martin and Summagraphics but in any case shall be as soon as reasonably practicable on or after the date of Summagraphics' special meeting of stockholders called to consider the Exchange. In no event shall the Closing Date be later than May 31, 1996, provided that if Securities and Exchange Commission clearance of the Proxy Statement (as hereinafter defined) occurs after April 26, 1996, the time for the Closing will be extended by a number of days equal to the number of days after April 26, 1996 that such clearance is received, but in no event beyond June 15, 1996.

          1.3  Determination of Summagraphics Exchange Shares.  The number of
               ----------------------------------------------
Summagraphics Exchange Shares delivered to Lockheed Martin shall equal a number of shares of Summagraphics Common Stock determined so that immediately after the Exchange Lockheed Martin owns 89.7% of all of the issued and outstanding capital stock of Summagraphics determined on a Fully Diluted Basis. For purposes of this Agreement, "Fully Diluted Basis" shall mean a basis whereby the aggregate number of shares of Common Stock for such determination includes
(i) all Summagraphics Common Stock then issued and outstanding, (ii) all Summagraphics Common Stock that would be issued and outstanding upon the exercise, conversion or exchange of all outstanding warrants, options or other rights to subscribe for, purchase or otherwise acquire any shares of Summagraphics Common Stock (or rights to acquire any such warrants, options or other rights), regardless of whether such warrants, options or other rights are then exercisable, convertible or exchangeable, (iii) all Summagraphics Common Stock which would be outstanding upon the exercise, conversion or exchange of all outstanding evidences of indebtedness, shares of capital stock or other securities (or rights to acquire any of the foregoing) which are or may be exercisable, convertible or exchangeable into shares of Common Stock, regardless of whether such evidences of indebtedness, shares of stock or other securities are then exercisable, convertible or exchangeable, and (iv) the Summagraphics Exchange Shares issuable upon such determination but excluding Summagraphics Common Stock issuable upon conversion of the Secured Convertible Debenture. For purposes of subsections (ii) and (iii) above, the number of shares of Summagraphics Common Stock issuable pursuant to options, warrants and rights of conversion that will be deemed to be outstanding will be determined using the "Treasury Stock Method" of accounting as defined in APB Opinion 15 based on an average of the closing prices, as reported in the Wall Street Journal -- NASDAQ National Market Issues, for the five days preceding Closing. An example of the calculation provided above is attached as Schedule 1.3.

          1.4  Employee Benefits.  Employees of CalComp and its subsidiaries
               -----------------
(each subsidiary of CalComp is hereinafter referred to as a "CalComp Subsidiary" or collectively as the "CalComp Subsidiaries") immediately prior to the Exchange will be eligible to continue to participate in all of the employee benefit programs of CalComp in which such employees were eligible to participate on the same terms and conditions as were previously applicable; provided, however, that they continue to meet the eligibility requirements of those programs. Employees of Summagraphics and its subsidiaries (each subsidiary of Summagraphics is hereinafter referred to as a "Summagraphics Subsidiary" or collectively as the "Summagraphics Subsidiaries") who are employees of Summagraphics or a Summagraphics Subsidiary immediately prior to the Exchange and who are not made eligible to participate in the employee benefit programs of CalComp following the Exchange will be eligible to continue to participate in all of the employee benefit plans of Summagraphics in which such employees were eligible to participate prior to the Exchange on the same terms and conditions as were previously applicable; provided, however, that they continue to meet the eligibility requirements of those programs. In the event that the Parties shall determine to extend eligibility to participate in the employee benefit programs of CalComp to employees who are employees of Summagraphics immediately prior to the Exchange, (i) service with Summagraphics and Summagraphics Subsidiaries shall be considered service with CalComp for purposes of determining eligibility and vesting under all such CalComp employee benefit programs and (ii) medical plans of CalComp will offer Summagraphics' employees full coverage for pre-existing conditions and credit for deductibles and co-insurance payments to date during the plan year. Notwithstanding the foregoing, nothing contained in this
Section 1.4 shall be deemed to convey any right or benefit upon any employee of CalComp or CalComp Subsidiaries or Summagraphics or Summagraphics Subsidiaries nor shall any such employee be entitled to enforce any provision of this Section
1.4. Nothing contained in this Section 1.4 shall be deemed to prohibit Summagraphics or CalComp or any of their respective Subsidiaries from terminating any employment relationship or any employee benefit program or changing the terms or conditions of employment or any employee benefit program at any time following the Closing.

          1.5  Board of Directors of Summagraphics.  At the Closing,
               -----------------------------------
Summagraphics shall deliver to Lockheed Martin letters effecting the resignation as of Closing of each of the then current directors of Summagraphics whose resignation is requested in writing by Lockheed Martin prior to Closing and Lockheed Martin shall appoint new directors by written consent. Lockheed Martin shall provide information with respect to the composition of the board of directors which it will appoint for use in connection with the Proxy Statement (as hereinafter defined).

          1.6  Officers of Summagraphics.  At the Closing, Summagraphics shall
               -------------------------
deliver to Lockheed Martin letters effecting the resignation as of Closing of each of the then current officers of Summagraphics whose resignation is requested in writing by Lockheed Martin prior to Closing and the new Board of Directors of Summagraphics to be appointed by written consent of Lockheed Martin under Section 1.5 above shall appoint new officers by written consent. Notwithstanding such resignations, it is understood and agreed that the officers are not waiving any rights they otherwise may have under employment and severance arrangements existing as of February 1, 1996 or any additional arrangements approved by Lockheed Martin and CalComp.

          1.7  Name Change.  Effective upon the Closing, Summagraphics shall
               -----------
change its name to CalComp Inc. and CalComp shall change its name to CalComp Technologies, Inc.

          1.8  Treatment of Stock Options/Severance/Incentive Compensation.  The
               -----------------------------------------------------------
manner in which currently outstanding employee stock options, employee severance payments and employee incentive compensation will be treated is as reflected on the letter attached to this Agreement as Schedule 1.8.

          1.9  Certain Definitions.  As used in this Agreement, the following
               -------------------
terms shall have the meanings set forth below:

          (a) "material" means material to Summagraphics or CalComp (as the case may be) and its respective subsidiaries, taken as a whole, and determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement with respect to materiality shall determine materiality in that instance.

          (b) "Material Adverse Effect," with respect to a Party, means an event, change or occurrence which, individually or in the aggregate, (i) is reasonably likely to result in a reduction in the consolidated stockholders' equity of such Party and its subsidiaries, taken as a whole, by the amount equal to or greater than $2,000,000 for Summagraphics and $15,000,000 for CalComp or
(ii) which has a material adverse impact on the ability of such Party to consummate the Exchange contemplated by this Agreement, provided that in determining whether a Material Adverse Effect has occurred under either (i) or
(ii), the effect of foreign currency translations recorded in the Parties equity in accordance with SFAS 52 for the applicable period shall be disregarded and the adverse impact of changes in laws or regulations or accounting rules of general applicability or interpretations thereof shall not be included.

          (c) "person" includes an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization.


          (d) "to the knowledge of" or "to the best of the knowledge of" Summagraphics or CalComp or similar phrases includes the actual knowledge of the current directors, the current executive officers (including the knowledge of the chief executive officer and chief financial officer (or person performing those functions) after reasonable inquiry) and the general counsel of Summagraphics or CalComp, as the case may be. For purposes of determining whether a person has actual knowledge of any fact, event, change or occurrence, such person shall be deemed to have the knowledge relating to such fact, event, change or occurrence which would have been gained had such person undertaken a reasonable inquiry in respect thereto.

          (e) "Tax Returns" shall mean all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes.

          (f) "Taxes" shall mean all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding) including, but not limited to, income, excise, property, sales, use, gains, transfer, franchise, payroll, value-added, withholding, employment, license fees, customs, duties, and other taxes, assessments and charges imposed by any governmental authority, including any interest, penalties or other additions to tax with respect to such amounts.

                                   ARTICLE II

                        CERTAIN EVENTS PRECEDING CLOSING

                                 In addition to the conditions precedent set
forth in ARTICLES VII and VIII, the following events shall occur:

          2.1  Proxy Statement.  As promptly as practicable after the execution
               ---------------
and delivery of this Agreement, and in any event on or prior to March 25, 1996, the Parties shall prepare, and Summagraphics shall file with the Securities and Exchange Commission (the "SEC"), preliminary proxy materials (in form and content reasonably satisfactory to Lockheed Martin and CalComp) relating to the approval of the Fourth Amended and Restated Articles of Incorporation (as defined in Section 5.3), the Stock Option Plan (as defined in Section 5.8) and the transactions contemplated hereby by the stockholders of Summagraphics and, as promptly as practicable following receipt of SEC comments thereon, if any, Summagraphics shall file definitive proxy materials (the "Proxy Statement") with the SEC, which comply in form and substance with applicable SEC requirements, taking into account such comments and mail the Proxy Statement to its shareholders. The Proxy Statement shall include a recommendation of the Board of Directors of Summagraphics in favor of the Fourth Amended and Restated Articles of Incorporation, the Stock Option Plan and the transactions contemplated by this Agreement which shall not be changed unless the Board of Directors of Summagraphics, upon receipt of an unsolicited written proposal or offer which qualifies as an Acquisition Proposal within the meaning of Section 4.4 hereof or upon delivery of a notice by Summagraphics of termination of this Agreement in accordance with Section 10.2(b) based upon a material breach by Lockheed Martin of a representation, warranty, covenant or agreement contained herein, shall have received an opinion of counsel from Hughes & Luce, L.P. to the effect that to include such recommendation or not withdraw such recommendation if it were previously included is reasonably likely to result in a breach of the Board's fiduciary duty under applicable law. Lockheed Martin and CalComp shall furnish all information concerning CalComp and Lockheed Martin as may be reasonably requested by Summagraphics in connection with the actions contemplated by this
Section 2.1.

          2.2  Interim Financing.  Simultaneously with the execution and
               -----------------
delivery of this Agreement, Summagraphics and Lockheed Martin shall execute and deliver the 9-1/4% Secured Convertible Debenture in the form attached hereto as Exhibit A (the "Secured Convertible Debenture") pursuant to which Lockheed Martin will make available borrowings and other forms of credit support in an aggregate principal amount not to exceed $2,500,000 to Summagraphics for the period between the execution and delivery of this Agreement and the Closing.

          2.3  Transfer of AGT Holdings, Inc. Stock.  As soon as practicable
               ------------------------------------
following May 8, 1996 and prior to Closing, CalComp shall distribute all of the issued and outstanding capital stock of AGT Holdings, Inc., a California corporation ("AGT") and wholly owned subsidiary of CalComp, to Lockheed Martin. The Parties acknowledge and agree that Summagraphics shall obtain no interest in the shares of AGT (and, consequently, the shares of Access Graphics Inc. owned by AGT) as a result of the transactions contemplated by this Agreement.

          2.4  Additional Filings.  As promptly as practicable after the
               ------------------
execution and delivery of this Agreement, each of the Parties shall prepare and file, or cause to be filed, any and all filings necessary or appropriate for the consummation of the transactions contemplated by this Agreement, including without limitation, any and all foreign filings and any and all filings under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), as contemplated by Sections 5.7 and 6.4 hereof.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

          3.1  Representations and Warranties of Summagraphics.  In order to
               -----------------------------------------------
induce Lockheed Martin and CalComp to enter into this Agreement and to effectuate the transactions contemplated hereby, Summagraphics represents and warrants to Lockheed Martin the following:

          (a) Organization and Authority. Summagraphics is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of the Summagraphics Subsidiaries is duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Each of Summagraphics and the Summagraphics Subsidiaries (as defined in Section 3.1(d)) has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Attached hereto as Schedule 3.1(a) for each of Summagraphics and each Summagraphics Subsidiary are complete and correct copies of (1) their charters (or other organizational documents) and all amendments thereto to the date hereof and (2) their bylaws (or other similar governing documents) as amended to the date hereof.

          (b)  Capital Structure.

          (1) As of the date of this Agreement, the authorized capital stock of Summagraphics consists of 20,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Summagraphics Preferred Stock, $.01 par value per share. As of the date hereof, 4,623,735 shares of Summagraphics Common Stock are outstanding, all of which are validly issued, fully paid and nonassessable. Summagraphics has no outstanding Preferred Stock. As of the date hereof, Summagraphics has outstanding options and warrants to purchase Summagraphics Common Stock as set forth on Schedule 3.1(b)(1).

          (2) Summagraphics has no commitments to issue or sell any shares of its capital stock or any securities or obligations convertible into or exchangeable for such shares (other than those stock options and warrants listed on Schedule 3.1(b)(1)), or giving any person the right to subscribe for or acquire any such shares and no securities or obligations representing such rights are outstanding.

          (3) Since December 31, 1994, Summagraphics has not adjusted or amended the exercise price of any stock option previously awarded to any officer of Summagraphics, whether through amendment, cancellation or replacement grants, or any other means.

          (4) Summagraphics has not issued any stock appreciation right or any similar right entitling any person to any payment based on the value of Summagraphics capital stock.

          (c) Authority. The execution of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Summagraphics. Each of the Fourth Amended and Restated Articles of Incorporation (as defined in Section 5.3) and the Stock Option Plan (as defined in Section 5.8) have been approved by the Board of Directors of Summagraphics with the recommendation that, together with the transactions contemplated by this Agreement, they be submitted to the shareholders of Summagraphics for approval. This Agreement is the valid and binding obligation of Summagraphics and no further corporate authorization on the part of Summagraphics is necessary to consummate the transactions contemplated hereby or thereby except the approval by the stockholders of Summagraphics of (i) the Fourth Amended and Restated Articles of Incorporation pursuant to applicable law, (ii) the Stock Option Plan and (iii) the consummation of the Exchange pursuant to the requirements of the National Association of Securities Dealers. Except as otherwise set forth on Schedule 3.1(c), neither the execution and delivery of this Agreement, the consummation in accordance with the terms of this Agreement of the transactions contemplated hereby nor compliance by Summagraphics or any Summagraphics Subsidiary with any provision hereof or thereof will (i) conflict with or result in a breach of any provision of their charters or bylaws (or other governing documents) or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Summagraphics or any Summagraphics Subsidiary is a party or by which Summagraphics or any Summagraphics Subsidiary or any of their respective properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Summagraphics or any Summagraphics Subsidiary or any of their respective properties or assets. Except as otherwise disclosed on Schedule 3.1(c), no consent is required in connection with the execution and delivery by Summagraphics of this Agreement or the consummation of the transactions contemplated hereby.

          (d) Subsidiaries. Except as set forth on Schedule 3.1(d), Summagraphics owns all the issued and outstanding shares of capital stock of each of Summagraphics Europe N.V., Summagraphics Belgium, N.V., Summagraphics Ltd., Summagraphics GmbH and CAD Warehouse, Inc. (collectively, the "Summagraphics Subsidiaries"). Except as set forth on Schedule 3.1(d), other than the Summagraphics Subsidiaries, neither Summagraphics nor any Summagraphics Subsidiary owns any shares of capital stock of any corporation or equity interests in any other person, nor does Summagraphics or any Summagraphics Subsidiary have or will have on the Closing Date any other subsidiaries.

          (e) Financial Statements. Attached hereto as Schedule 3.1(e) are Summagraphics' Annual Report to Stockholders and Form 10-K for the fiscal year ended May 31, 1995 and Summagraphics' Quarterly Report on Form 10-Q for the period ended November 30, 1995 which includes (1) the Unaudited Consolidated Balance Sheet as of November 30, 1995; (2) the Unaudited Consolidated Statements of Changes in Stockholders' Equity for the six months ended November 30, 1995 and 1994; (3) the Unaudited Consolidated Statement of Income for the six months ended November 30, 1995 and 1994 and (4) the Unaudited Consolidated Statements of Cash Flow for the six months ended November 30, 1995 and 1994 together with the Notes to those Consolidated Statements (the "Summagraphics Financial Statements"). Subject to the absence of certain footnote information in the unaudited statements, the Summagraphics Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated or as more particularly set forth therein. The Unaudited Consolidated Balance Sheets included as a part of the Summagraphics Financial Statements present fairly as of their respective dates the consolidated financial position and assets and liabilities of Summagraphics. The Unaudited Consolidated Statements of Income present fairly the consolidated results of operations of Summagraphics for the periods indicated.

          (f) Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against in the Summagraphics Financial Statements or as disclosed on Schedule 3.1(f), neither Summagraphics nor any Summagraphics Subsidiary has (i) any liabilities or obligations of any nature or (ii) any liabilities in the nature of employment contracts with, or agreements to pay bonuses to any of its directors, officers or employees, other than liabilities or obligations incurred in the ordinary course of business or specifically identified in schedules to this Agreement.

          (g) No Material Adverse Changes. Since November 30, 1995, there has been and as of the Closing there will be no material adverse change in the assets or liabilities or in the business or condition (financial or otherwise) of Summagraphics or any Summagraphics Subsidiary.

          (h)  Tax Matters.

          (1) Summagraphics and each of the Summagraphics Subsidiaries have filed (or have caused to be filed on their behalf), or will file or cause to be filed, all Tax Returns required to be filed prior to the Closing, and have paid all Taxes required to be paid in respect of the periods covered by such Tax Returns or, where payment of such Taxes is not yet due, have established or will establish prior to the Closing, an adequate reserve for the payment of all Taxes which are accruable prior to the Closing. Summagraphics and the Summagraphics Subsidiaries will not have any material liability for any such Taxes in excess of the amounts so paid or the reserve so established and Summagraphics and the Summagraphics Subsidiaries are not delinquent in the payment of any material assessment of Taxes. No material deficiencies for any assessment of Taxes have been proposed, asserted or assessed against Summagraphics or the Summagraphics Subsidiaries which would not be covered by existing reserves and, as of the date of this Agreement, no requests for waivers of the time to assess any such Taxes are pending. To the best of its knowledge, Summagraphics and each of the Summagraphics Subsidiaries, has complied with all IRS requirements regarding the certification of taxpayer identification numbers of customers and backup withholding.

          (2) There are no liens for any Taxes upon the assets of Summagraphics or any Summagraphics Subsidiary, other than statutory liens for Taxes not yet due and payable.

          (3) Neither Summagraphics nor any Summagraphics Subsidiary is a party to, is bound by, or has any obligation under, a tax sharing agreement or arrangement for the allocation, apportionment, sharing, indemnification, or payment of Taxes.

          (4) Neither Summagraphics nor any Summagraphics Subsidiary is a party to any agreement, contract or other arrangement that would result, separately or in the aggregate, in the requirement to pay any "excess parachute payments" within the meaning of Section 280G of the Code, or any gross-up in connection with such an agreement, contract or arrangement.

          (i) Property.

          (1) Summagraphics and the Summagraphics Subsidiaries own all operating real properties reflected as owned by them in the Summagraphics Financial Statements free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever (collectively, "Encumbrances"), except (i) liens for current taxes not yet due and payable, (ii) mortgages, deeds of trust or other Encumbrances reflected in the Summagraphics Financial Statements, (iii) such imperfections of title, easements and other Encumbrances as do not detract from or interfere with the present use of such operating real properties subject thereto or affected thereby, (iv) Encumbrances incurred in the ordinary course of business after the date of this Agreement with the written consent of Lockheed Martin, and (v) Encumbrances disclosed on Schedule 3.1(i)(1)(v) attached hereto.

          (2) As of the date of this Agreement, substantially all tangible real or personal property and assets material to the business operation or financial condition of Summagraphics and the Summagraphics Subsidiaries on a consolidated basis which are owned by them or in which any of them has an interest (other than a security interest) are in good operating condition and repair, ordinary wear and tear excepted.

          (3) All leases material to Summagraphics and the Summagraphics Subsidiaries on a consolidated basis pursuant to which Summagraphics and the Summagraphics Subsidiaries lease real property are valid and effective in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and there is not, under any such leases, any existing default by Summagraphics or the Summagraphics Subsidiaries or any event which with notice or lapse of time or both would constitute such a material default.

          (j) Litigation. Other than as set forth in Schedule 3.1(j), neither Summagraphics nor any of the Summagraphics Subsidiaries is a party to any pending or, to the best of Summagraphics' knowledge, threatened claim, action, suit, investigation or proceeding, nor is Summagraphics or any of the Summagraphics Subsidiaries subject to any order, judgment or decree. Except as set forth on Schedule 3.1(j), neither Summagraphics nor any of the Summagraphics Subsidiaries is subject to any agreement, memorandum of understanding or similar arrangement with any regulatory authority restricting its operations or requiring that certain actions be taken, and, neither Summagraphics nor any of the Summagraphics Subsidiaries has received any notification from any governmental or regulatory authority, or the staff thereof, asserting that it is not in compliance with any statutes, regulations or ordinances which such authority enforces.

          (k) Contracts and Commitments. Except as reflected in the Summagraphics Financial Statements or as set forth on Schedule 3.1(k), neither Summagraphics nor the Summagraphics Subsidiaries has as of the date hereof and, except to the extent consented to in writing by Lockheed Martin, neither Summagraphics nor any of the Summagraphics Subsidiaries will have on the Closing Date:

          (1) any bonus, stock option or stock appreciation right or similar plans, deferred compensation plans, profit-sharing, retirement arrangements or other fringe benefit plans (other than those terminable at will by Summagraphics or the Summagraphics Subsidiary) nor any outstanding calls, commitments or agreements of any character requiring the issuance of shares of its capital stock;

          (2) any debt obligations for borrowed money (including guaranties or agreements to acquire such debt obligations of others);

          (3) any outstanding loans to any person;

          (4) any agreement for services or for the purchase or disposition of any equipment or supplies except those incurred in the ordinary course of business;

          (5) any lease of personal property with annual rent aggregating $50,000 or more;

          (6) any agreement or contract with any third party for the provision of services to Summagraphics or the Summagraphics Subsidiaries which involves payment by Summagraphics or the Summagraphics Subsidiaries of more than $10,000 per month and which (i) has more than six months to run from the date of this Agreement or (ii) may not be canceled by Summagraphics or the Summagraphics Subsidiaries as appropriate on 180 days notice or less without penalty; or

          (7) any outstanding loans to or loan participations with its officers, directors, significant stockholders (collectively "Insiders"), or to firms, partnerships or corporations in which any Insiders are partners, executive officers, directors or significant stockholders or to any Affiliate of an Insider or any contract, arrangement or understanding with any Insider or any Affiliate of any Insider requiring Summagraphics or any Summagraphics Subsidiaries to perform services or make payments in the future.

          (l) Accuracy of Information Supplied. As of their respective filing dates, Summagraphics' Annual Reports on Form 10-K for the fiscal years ended May 31, 1995 and 1994, and any other filings made from and after the date of such latest Annual Report on Form 10-K with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such filings being collectively referred to herein as the "Summagraphics Filings") complied in all material respects with the regulations of the SEC, and none of the Summagraphics Filings, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The information that will be included (other than information provided in writing by Lockheed Martin specifically for inclusion in the Proxy Statement) in the Proxy Statement or any amendment or supplement thereto pertaining to the transactions contemplated hereby that is filed with the SEC, at the time the Proxy Statement is filed and distributed to stockholders of Summagraphics, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein in order to make the statements not misleading, provided that information as of a later date shall be deemed to modify information of an earlier date. This representation and warranty is being made solely for the benefit of Lockheed Martin and CalComp and is not intended, nor shall it be deemed to, create any rights in any third party.

          (m) Summagraphics' Employee Benefit Plans.  Attached hereto as
Schedule 3.1(m) is a true, correct and complete list of each employee benefit plan (each, a "Plan") to which Summagraphics or any Summagraphics Subsidiaries is a party, together with, as applicable, a true and correct copy of (i) the most recent annual report (Form 5500, 5500-C or 5500-R, as appropriate) filed with the IRS including audited financial reports, if any, (ii) each IRS favorable determination letter or opinion letter for each such Plan (or copies of any current pending correspondence in respect thereof) (iii) all Plan documents for each such Plan, (iv) each applicable Summary Plan Description, and
(v) the most recent actuarial report or valuation relating to each tax-qualified plan, or the equivalent of any of the foregoing under applicable law, if any. Except as set forth on Schedule 3.1(m):

          (1) There are no plans, programs, contracts, understandings or arrangements of any type (whether oral or written) of Summagraphics or a "Commonly Controlled Entity" (within the meaning of Sections 414(b), (c), (m),
(n) or (o) of the Code or regulations thereunder) which provide for pension, profit sharing, savings, executive compensation, incentive compensation, company cars or car allowances, deferred compensation, severance pay, bonuses, stock options, stock purchases, welfare, group insurance, medical disability, life, health, hospitalization, dental, vacation, sick pay, holiday, educational assistance, or any other form of employee or former employee benefits, whether established by contract, policy, custom or course of dealing, (including, but not limited to plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); and neither Summagraphics nor a Commonly Controlled Entity has previously sponsored or contributed to any such plan, program, contract, understanding or arrangement other than as listed and described on Schedule 3.1(m);

          (2) Neither Summagraphics nor any Commonly Controlled Entity has ever maintained a Plan which is subject to Title IV of ERISA;

          (3) Neither Summagraphics nor any Commonly Controlled Entity has ever been a party to any collective bargaining agreement;

          (4) Neither Summagraphics nor any Commonly Controlled Entity has ever maintained a "multi-employer plan" within the meaning of Sections 3(37) and 4001(a)(3) of ERISA, a "multiple employer plan" within the meaning of Section 413 of the Code, or a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA;

          (5) With respect to the Plans which are "welfare plans" within the meaning of Section 3(1) of ERISA: (i) none of those Plans provide medical or death benefits (whether or not insured) with respect to current or former employees beyond their termination of employment other than as required by applicable law; and (ii) each of those Plans have been operated in material compliance with the provisions of Section 4980B of the Code and Part 6 of Title I of ERISA and all other applicable laws concerning continuation or conversion of coverage; and (iii) none of those Plans have any reserves, assets, surplus or prepaid premiums;

          (6) With respect to each of the Plans: (i) if intended to qualify under Section 401(a) or 403(a) of the Code, the

Plan has been maintained and administered at all times in full compliance with its terms and applicable laws and regulations and has been so qualified during the period from its adoption to date and the trust forming a part thereof is exempt from taxation pursuant to Section 501(a) of the Code, a favorable determination letter as to qualification under Section 401 of the Code has been issued and any amendments required for continued qualification under Section 401 of the Code have been timely adopted and nothing has occurred subsequent to the date of such determination letter that could reasonably be expected to adversely affect the qualified status of such Plan; (ii) no event has occurred and there exists no circumstance under which Summagraphics could directly, or indirectly through a Commonly Controlled Entity, incur any liability with respect to any current or former employee (or any beneficiary of any current or former employee) of Summagraphics or any Commonly Controlled Entity under ERISA, the Code or otherwise (other than the normal cost of benefits occurring in the ordinary course under the unfunded Plans); (iii) there are no actions, suits or claims pending or threatened with respect to any Plan or against any fiduciary or the assets of any Plan (other than claims for benefits in the ordinary course) and there are no facts which could give rise to any such actions, suits or claims, and no Plan is under audit or investigation by any governmental authority; (iv) no event has occurred with respect to any Plan or any employee benefit plan sponsored, maintained or contributed to by Summagraphics or a Commonly Controlled Entity which could be reasonably expected to subject any Plan, Summagraphics or any Party directly or indirectly (through indemnification agreement or otherwise) to any liability for or as a result of a breach of fiduciary duty, a "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code, or a civil penalty under Section 502 of ERISA or a tax under Section 4971 of the Code; (v) no "reportable event" (as defined in Section 4043 of ERISA) has occurred; (vi) no "accumulated funding deficiency" (as defined in Section 302 of ERISA or Section 412 of the Code) has occurred;
(vii) all contributions required to be made to, or benefit liabilities arising under, any Plan for all periods prior to the date hereof and the Closing Date have been, or will as of the Closing Date be, paid or accrued; (viii) all contributions intended to be deductible have met the requirements for deductibility under the Code; (ix) each Plan is in compliance with the annual reporting requirements under ERISA and the Code; (x) each Plan has been operated in accordance with its terms and with all applicable laws, including, but not limited to ERISA, the Code, federal securities laws and state insurance and health care continuation and conversion laws.

          (7) Except as set forth on Schedule 3.1(m)(vii), consummation of the transactions contemplated by this Agreement will not (i) entitle any individual to any bonus, incentive or severance pay or payments, or (ii) accelerate the time of payment or vesting of any benefit under any Plan, increase the amount of compensation due to any individual from Summagraphics prior to, or after the Closing Date, or increase any benefits otherwise payable under any Plan, (iii) result in the payment of an amount subject to the provisions of Section 280G of the Code, or (iv) give rise to any liability or obligation of Summagraphics pursuant to any Plan.

          (8) Except as previously consented to in writing by Lockheed Martin, since November 30, 1995, neither Summagraphics nor a Commonly Controlled Entity has adopted or communicated to employees of Summagraphics any change to, or termination of, any Plan or the adoption of a new employee benefit plan or arrangement affecting the employees of Summagraphics or their dependents.

          (9) Except in the normal course of business, neither Summagraphics nor any Summagraphics Subsidiaries is bound to make, nor has Summagraphics or any Summagraphics Subsidiary proposed the making of, bonus or incentive or other similar payments to any employees or consultants at any future date or an increase to the compensation of any employee or consultant. None of Summagraphics nor any Summagraphics Subsidiaries will be liable by reason of this Agreement or any of the transactions contemplated hereby, to make payments to employees by way of damages or compensation for loss of office or for redundancy or unfair dismissal or any like payment, other than payments of severance benefits under Plans disclosed in this Agreement as contemplated by
Section 1.8.

          (n) Environmental Matters. (i) For purposes of this Section 3.1(n) and Section 3.2(j), the following terms shall have the indicated meaning:

          "Environmental Law" means any federal, state, local or foreign law (including case or common law), statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term "Environmental Law" includes without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended, 42 U.S.C. (S) 9601, et seq; the Resource Conservation and Recovery Act ("RCRA"), as amended, 42 U.S.C. (S) 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. (S) 7401, et seq; the Federal Water Pollution Control act, as amended, 33 U.S.C. (S) 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. (S) 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. (S) 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. (S) 300f, et seq; the Solid Waste Disposal Act, as amended; and all comparable state and local laws, and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

          "Hazardous Substance(s)" means any substance that is toxic, ignitable, reactive, corrosive, radioactive, or caustic or is regulated as a hazardous substance, contaminant, toxic substance, toxic pollutant, hazardous waste, or pollutant, including without limitation, petroleum, its derivatives, by-products and other hydrocarbons, or is otherwise regulated under or the subject of applicable Environmental Laws.

          "Remedial Action" means the investigation, removal, clean-up or remediation of contamination, environmental degradation or damage arising from or related to the generation, use, handling, treatment, storage, transportation, disposal, discharge, release, threatened release or emission of Hazardous Substances, including without limitation, investigations, responses and remedial actions under CERCLA, corrective action under RCRA 42 U.S.C. (S)(S)3004(u) and (v), 3008(h) and 7003, and clean-up requirements under Environmental Laws.

          (ii) Except as set forth on Schedule 3.1(n)(ii), neither Summagraphics, any of the Summagraphics Subsidiaries, nor any properties owned or operated by Summagraphics or any of the Summagraphics Subsidiaries or in which any such entity has a security interest, has been, or is, in violation of or liable under any Environmental Law.

          (iii) Except as set forth on Schedule 3.1(n)(iii), there are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted, pending or, to the best knowledge of Summagraphics, threatened, relating to the liability of any properties owned or operated by Summagraphics or any of the Summagraphics Subsidiaries or in which such entity has a security interest under any Environmental Law.

          (iv) The facilities occupied or used by Summagraphics or any of the Summagraphics Subsidiaries and any other real property presently or formerly owned by, used by or leased to or by Summagraphics or any of the Summagraphics Subsidiaries or any predecessor of Summagraphics or any of the Summagraphics Subsidiaries (collectively, the "Property"), the existing and prior uses of such Property and all operations of the businesses of Summagraphics or any of the Summagraphics Subsidiaries or any predecessor of Summagraphics or any of the Summagraphics Subsidiaries comply, and have at all times complied, in all material respects with all Environmental Laws and each of Summagraphics and the Summagraphics Subsidiaries is not in violation of nor has it violated, in connection with the ownership, use, maintenance or operation of such Property or the conduct of its business, any Environmental Law.

          (v) Except as set forth on Schedule 3.1(n)(v), each of Summagraphics and the Summagraphics Subsidiaries has all material permits, registrations, approvals and licenses required by any governmental agency under any Environmental Law.

          (vi) Except as set forth on Schedule 3.1(n)(vi), there has been no spill, discharge, leak, emission, injection, disposal, escape, dumping or release of any kind on, beneath or above such Property or into the environment surrounding such Property of any Hazardous Substances in violation of Environmental Laws or requiring Remedial Action.

          (vii) Except as set forth on Schedule 3.1(n)(vii), there has been no past, and there is no current or anticipated storage, disposal, generation, manufacture, refinement, transportation, production or treatment of any Hazardous Materials at, upon or from such Property. No asbestos-containing materials, underground storage tanks or polychlorinated biphenyls (PCBs) are located on such Property.

          (viii) There are no claims, notices of violations, notice letters, investigations, inquiries or other proceedings now pending or, to the best knowledge of Summagraphics, threatened, by any governmental entity or any foreign governmental entity or third party with respect to the business or any in connection with any actual or alleged failure to comply with any requirement of any Environmental Law.

          (o) Employees; Directors and Officers. Schedule 3.1(o) sets forth a true, correct and complete list of all employees of Summagraphics and each Summagraphics Subsidiary together with current annual or hourly compensation. In addition, Schedule 3.1(o) identifies each director and officer of Summagraphics and each of the Summagraphics Subsidiaries.

          (p) Compliance with Laws. Except as set forth on Schedule 3.1(p), neither Summagraphics nor any Summagraphics Subsidiaries (i) is in violation of any law, order or permit applicable to its business or (ii) has received any notification or communication from any agency or federal, state or local government or any regulatory authority or the staff thereof (a) asserting that either Summagraphics or any of the Summagraphics Subsidiaries is not in compliance with any law or order; or (b) threatening to revoke any material permits, or (c) requiring either Summagraphics or any Summagraphics Subsidiaries
(1) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding or (2) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its management, or the payment of dividends.

          (q) Insurance. Summagraphics and the Summagraphics Subsidiaries are presently insured, and since December 31, 1993 have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Summagraphics and the Summagraphics Subsidiaries are in full force and effect, Summagraphics and the Summagraphics Subsidiaries are not in material default thereunder, and all material claims thereunder have been filed in due and timely fashion. Summagraphics and the Summagraphics Subsidiaries have no knowledge of any material inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance. Summagraphics and the Summagraphics Subsidiaries have no knowledge of any state of facts or of the occurrence of any event that is reasonably likely to form the basis for any claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above.

          (r) Applicable Takeover Laws. Summagraphics has taken all necessary action to exempt (i) the transactions contemplated by this Agreement (including, without limitation, the issuance of the Secured Convertible Debenture and the Summagraphics Exchange Shares) and (ii) any transaction between or among Lockheed Martin and any other Party after the Closing (to the extent that applicable law permits the exemption of any such transaction therefrom), from any applicable anti-takeover laws including, without limitation, the provisions of Section 203 of the Delaware General Corporation Law to the extent applicable. In addition, Summagraphics has taken all action necessary or appropriate so that the entering into this Agreement and the consummation of the transactions contemplated by this Agreement will be exempt from any change of control or anti-takeover provisions of the Articles of Incorporation, Bylaws, or other governing instruments of Summagraphics or any Summagraphics Subsidiaries and will not restrict or impair the ability of Lockheed Martin to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of Summagraphics or any Summagraphics Subsidiaries that may be acquired or controlled by Lockheed Martin.

          (s) Product and Service Warranty. Except as set forth on Schedule 3.1(s), no product manufactured, sold, leased or delivered by Summagraphics or any Summagraphics Subsidiaries nor any service rendered by Summagraphics or any Summagraphics Subsidiaries, is subject to any guaranty, warranty, or other indemnity. Each product manufactured, sold, leased, or delivered by Summagraphics, and each service rendered by Summagraphics, has conformed with all applicable contractual commitments and all express and implied warranties. Neither Summagraphics nor any Summagraphics Subsidiary has any liability and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against any of Summagraphics or any Summagraphics Subsidiary that would be reasonably likely to give rise to any liability or claim for replacement or repair thereof or other damages in connection therewith. There is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Summagraphics or any Summagraphics Subsidiaries that could reasonably be expected to give rise to any liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold, leased or delivered by Summagraphics or any of its Subsidiaries or any service rendered by Summagraphics or any of its Subsidiaries.

          (t) Summagraphics Common Stock to be Issued. Each share of Summagraphics Common Stock to be issued to Lockheed Martin in connection with the consummation of the transactions contemplated by this Agreement, when issued, will be validly authorized and issued, fully paid and non-assessable. Immediately following Closing, Lockheed Martin will own 89.7% of the issued and outstanding capital stock of Summagraphics on a Fully Diluted Basis. There are no existing options, subscriptions, warrants, rights, contracts, commitments, understandings, arrangements, or agreements of any nature to which Summagraphics or any Summagraphics Subsidiaries are a party or by which any of them are bound, relating to the issuance, sale, delivery or transfer of the Summagraphics Exchange Shares other than this Agreement.

          (u) Labor Disputes. There is neither pending nor, to the best knowledge of Summagraphics, threatened, any labor dispute, strike or work stoppage which adversely affects or which may adversely affect Summagraphics' business or the business of any Summagraphics Subsidiaries or which may interfere with the continued operation of Summagraphics' business or the business of any Summagraphics Subsidiaries after Closing. Except as set forth on Schedule 3.1(u) attached hereto, neither Summagraphics nor any agents, representatives or employees of Summagraphics, in connection with its business, has committed any unfair labor practice as defined in the National Labor Relations Act of 1947, as amended, and there is not now pending nor, to the knowledge of Summagraphics, threatened any unfair labor practice charge against Summagraphics or any Summagraphics Subsidiaries within the jurisdiction of the National Labor Relations Board or any representative thereof or the jurisdiction of any similar state, local or foreign authority. Except as set forth on
Schedule 3.1(u), (i) there are no employment agreements, collective bargaining agreements or other agreements relating to employment between Summagraphics or any Summagraphics Subsidiaries and any of their respective employees, and (ii) no employee of Summagraphics has any contractual right to continued employment with Summagraphics or any Summagraphics Subsidiaries following consummation of the transactions contemplated by this Agreement.

          (v) Technology. Summagraphics owns, or is licensed or otherwise entitled to use or (with respect to such of the following which pertain only to Summagraphics' business as conducted or proposed to be conducted) can obtain on reasonable terms rights to all patents, trademarks, tradenames, servicemarks, copyrights, schematics, technology, know-how, computer software programs or applications in tangible or intangible proprietary information or material that are used or proposed to be used in the business of Summagraphics or any Summagraphics Subsidiaries as currently conducted or as presently proposed to be conducted by Summagraphics or any Summagraphics Subsidiaries (the "Summagraphics Intellectual Property Rights"). Schedule 3.1(v) lists all patents, patent applications, trademarks, tradenames, and servicemarks including all registrations for, and pending applications to register, such trademarks, tradenames and servicemarks, included in the Summagraphics Intellectual Property Rights, together with a list of all Summagraphics' currently marketed software products and an indication as to which, if any, of such software products have been registered for copyright protection with the United States Patent & Trademark Office. Except as set forth on Schedule 3.1(v), no claims with respect to the Summagraphics Intellectual Property Rights have been asserted, or to the knowledge of Summagraphics, are threatened by any person nor does Summagraphics or any Summagraphics Subsidiary know of any valid grounds for any bona fide claim (i) to the effect that the manufacture, sale or use of any product or process as now used or offered or proposed for use or sale by Summagraphics or any Summagraphics Subsidiary infringes on any patents of any person, (ii) against the use by Summagraphics or any Summagraphics Subsidiary of any trademarks, tradenames, trade secrets, copyrights, technology, know-how, processes or computer software programs and applications used in the business of Summagraphics and the Summagraphics Subsidiaries as currently conducted or presently proposed to be conducted or
(iii) challenging the ownership, validity or effectiveness of any of the Summagraphics Intellectual Property Rights. To Summagraphics' knowledge, all granted and issued patents and all registered trademarks listed on Schedule 3.1(v) and all copyrights held by Summagraphics are valid and existing. To Summagraphics' knowledge, there is no unauthorized use, infringement or misappropriation of any of the Summagraphics Intellectual Property Rights by any third party, employee or former employee.

          (w) Opinion of Financial Advisor. Summagraphics has been advised in writing by its financial advisor, Needham & Company, Inc., that in its opinion, as of the date hereof, the terms of the transactions described herein are fair, from a financial point of view, to Summagraphics and its stockholders. A copy of that opinion is attached hereto as Schedule 3.1(w).

          (x) Books and Records. The books of account, stock records, minute books and other records of Summagraphics and the Summagraphics Subsidiaries are complete and correct in all material respects and have been maintained in accordance with good business practices, and the matters contained therein are appropriately and accurately reflected in the Summagraphics Financial Statements.

          (y) Full Disclosure. No statement contained in any certificate or schedule furnished or to be furnished by Summagraphics to Lockheed Martin or CalComp in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

          (z) Investment Representation. Summagraphics is aware that the CalComp Exchange Shares are not registered under the Securities Act of 1933 (the "Securities Act"). Summagraphics possesses such knowledge and experience in business matters that it is capable of evaluating the merits and risks of its investments hereunder. Summagraphics has been provided access to all information and personnel as Summagraphics deems necessary or advisable in connection with its investment decision hereunder. Summagraphics is acquiring the CalComp Exchange Shares for its own account, for investment purposes only and not with a view to distribution thereof. Summagraphics agrees not to sell, transfer, offer for sale, pledge, hypothecate or otherwise dispose of the CalComp Exchange Shares, without registration under the Securities Act, except pursuant to a valid exemption from registration under the Securities Act.

          (aa) Banks and Financial Institutions. Schedule 3.1(aa) sets forth a true, correct and complete list of each bank or financial institution from which Summagraphics currently has outstanding indebtedness together with the aggregate amount outstanding as of the date of this Agreement. Attached to schedule 3.1(aa) is a true, correct and complete copy of each agreement listed thereon.

          (bb) Backlog. At and as of May 31, 1996, Summagraphics shall have received bona fide purchase orders for sales in the "input" and "cutter" portions of Summagraphics business ("Backlog") which management of Summagraphics reasonably believes will result in net sales of not less than $2,750,000 and which Backlog is reasonably expected to be filled in accordance with the terms thereof. In the event that the Closing occurs prior to May 31, 1996, Summagraphics shall have Backlog which, together with prospective orders expected by May 31, 1996, management reasonably believes will result in Backlog of not less than $2,750,000 in the aggregate as of May 31, 1996.

     3.2  Representations and Warranties of CalComp.  In order to induce
          -----------------------------------------
Summagraphics to enter into this Agreement and to consummate the transactions contemplated hereby, CalComp represents and warrants to Summagraphics as follows:

          (a) Organization, Standing and Power. CalComp is a corporation duly organized, validly existing and in good standing under the laws of the State of California and, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the CalComp Subsidiaries has all requisite power and authority to own, lease and operate the properties and to carry on its business as now being conducted.


          (b)  Capital Structure.

          (i) As of the date hereof, the authorized capital stock of CalComp consists of 1,000 shares of Common Stock of which 1,000 shares are issued and outstanding. As of the date hereof and as of the Closing Date, all outstanding shares of capital stock of CalComp have been validly issued and are fully paid and nonassessable. Lockheed Martin owns 100% of the issued and outstanding shares of capital stock of CalComp.

          (ii) CalComp has no commitments to issue or sell any shares of its capital stock or any securities or obligations convertible into or exchangeable for such shares, or giving any person the right to subscribe for or acquire any such shares and no securities or obligations representing such shares are outstanding.

          (c) Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by each of the Board of Directors and sole stockholder of CalComp and this Agreement is the valid and binding obligation of CalComp. Except for the Joint Venture (as defined in Section 3.2(d) below), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby, nor compliance by CalComp and the CalComp Subsidiaries with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of CalComp's Articles of Incorporation or Bylaws, or conflict with or result in a default or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument, or violate the provisions of any agreement to which CalComp is a party or by which it or any of its properties or assets may be bound in any instance in which such right of termination, cancellation, or acceleration if exercised or such violation would have a Material Adverse Effect, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to CalComp or any CalComp Subsidiaries or any of its properties or assets. Except for CalComp's Joint Venture affiliate, no consent or approval by any governmental authority is required for the execution and delivery by CalComp of this Agreement and the consummation of the transactions contemplated hereby, except for the approval of all the applicable regulatory agencies and meeting of conditions herein set forth.

          (d) Subsidiaries. Schedule 3.2(d) sets forth a true, correct and complete list of each corporation of which CalComp directly or indirectly owns all of the issued and outstanding shares of capital stock (collectively, the "CalComp Subsidiaries"). In addition, CalComp owns 1,706 shares (out of a total of 3,887 shares) of NS CalComp Corporation (Japan) as part of a joint venture with Nippon Steel Corporation (which owns 1,978 Shares) and Sumitomo Corporation (which owns 194 Shares) (the "Joint Venture"). Other than the CalComp Subsidiaries and the Joint Venture, CalComp owns no shares of capital stock of any other corporation or equity interest in any other person, and has and will have on the Closing Date no other subsidiaries. The Parties acknowledge that as of the Closing, CalComp will not own and will not have any interest in the following subsidiaries: AGT Holdings, Inc., Access Graphics, Inc., Advanced Products Group, Inc. (Georgia), CAD Source, Inc., Access Graphics (U.K.) Ltd., Access Graphics of Canada Inc., Access Graphics B.V. and Access Graphics S.A. de C.V. CalComp is currently dissolving CalComp Foreign Sales Corp. (Barbados) and therefore does not represent that as of the date of signing of this Agreement nor as of the Closing Date that it does or will own such subsidiary.

          (e) Financial Statements. Attached hereto as Schedule 3.2(e) are the Consolidated Balance Sheets of CalComp for each of the fiscal years ended December 31, 1995 and 1994, the Consolidated Income Statement of CalComp for each of the years in the three year period ended December 31, 1995, Statement of Shareholders' Equity for each of the years ended in the three year period ended December 31, 1995 and the Consolidated Statement of Cash Flow of CalComp for each of the years in the three year period ended December 31, 1995, each prepared on a basis which treats the disposition of AGT as if it had occurred prior to the date of such financial statements. Subject to the absence of certain footnote information in the financial statements attached as Schedule 3.2(e), those financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated or as more particularly set forth therein. The Balance Sheets of CalComp for each of the fiscal years ended December 31, 1995 and 1994 present fairly as of their respective dates the consolidated financial position and assets and liabilities of CalComp. The Consolidated Income Statement of CalComp for each of the years in the three year period ended December 31, 1995, present fairly the consolidated results of operations of CalComp for the periods indicated. The CalComp Financial Statements to be delivered in accordance with the provisions of Section 6.5 to Summagraphics will, at the time they are so delivered be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except that the CalComp Financial Statements will be prepared on a basis to reflect the disposition of AGT as contemplated by Section 2.4.

          (f) Absence of Undisclosed Liability. Except to the extent reflected or reserved against in the CalComp Financial Statements, neither CalComp nor any CalComp Subsidiary as of the date of this Agreement has (i) any liabilities or obligations of any nature or (ii) any liabilities in the nature of employment contracts with, or agreements to pay bonuses to any of its directors, officers or employees, other than liabilities or obligations incurred in ordinary course of business or specifically identified in schedules to this Agreement.

          (g) No Material Adverse Change. Since December 31, 1995, there has been and as of the Closing there will be no material adverse change in the assets or liabilities or in the business or condition (financial or otherwise), results of operations or prospects of CalComp.

          (h) Litigation. There are no actions, proceedings or investigations pending or, to the best of CalComp's knowledge, threatened against CalComp or its Subsidiaries which, in the opinion of CalComp's in-house counsel is likely to have a Material Adverse Effect on the financial conditions or operations of CalComp and its subsidiaries. Neither CalComp nor any of its Subsidiaries is subject to any agreement, memorandum of understanding or similar arrangement with any regulatory authority restricting its operations or requiring that certain actions be taken, and, neither CalComp nor any of its Subsidiaries has received any notification from any governmental or regulatory authority, or the staff thereof, asserting that it is not in compliance with any statutes, regulations or ordinances which such authority enforces, noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the financial conditions of CalComp and its Subsidiaries.

          (i) Accuracy of Information Supplied. The information that will be provided in writing by CalComp specifically for inclusion in the Proxy Statement or any amendment or supplement thereto pertaining to the transactions contemplated hereby that is filed with the SEC, at the time the Proxy Statement is filed and distributed to stockholders of Summagraphics will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein in order to make the statements not misleading, provided that information as of a later date shall be deemed to modify information of an earlier date. This representation and warranty is being made solely for the benefit of Summagraphics and Lockheed Martin and is not intended, nor shall it be deemed to, create any rights in any third party.

          (j) Environmental Matters. (i) To the best knowledge of CalComp, and except as set forth on Schedule 3.2(j), neither CalComp, any of the CalComp Subsidiaries, nor any properties owned or operated by CalComp or any of the CalComp Subsidiaries or in which any such entity has a security interest, has been or is in violation of or liable under any Environmental Law.

          (ii) Except as set forth on Schedule 3.2(j), there are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted, pending or threatened relating to the liability of any properties owned or operated by CalComp or any of the CalComp Subsidiaries or in which such entity has a security interest under any Environmental Law.

          (iii) To the best knowledge of CalComp, the facilities occupied or used by CalComp or any of the CalComp Subsidiaries and any other real property presently or formerly owned by, used by or leased to or by CalComp or any of the CalComp Subsidiaries or any predecessor of CalComp or any of the CalComp Subsidiaries (collectively, the "Property"), the existing and prior uses of such Property and all operations of the businesses of CalComp or any of the CalComp Subsidiaries or any predecessor of CalComp or any of the CalComp Subsidiaries comply and have at all times complied in all material respects with all Environmental Laws and each of CalComp and the CalComp Subsidiaries is not in violation of nor has it violated, in connection with the ownership, use, maintenance or operation of such Property or the conduct of its business, any Environmental Law.

          (iv) Except as set forth on Schedule 3.2(j), each of CalComp and the CalComp Subsidiaries has all material permits, registrations, approvals and licenses required by any governmental agency or Environmental Law.

          (v) To the best knowledge of CalComp, and except as set forth on
Schedule 3.2(j), there has been no spill, discharge, leak, emission, injection, disposal, escape, dumping or release of any kind on, beneath or above such Property or into the environment surrounding such Property of any Hazardous Substances in violation of Environmental Laws or requiring Remedial Action.

          (vi) There are no claims, notices of violations, notice letters, investigations, inquiries or other proceedings now pending or threatened by any governmental entity or any foreign governmental entity or third party with respect to the business or any in connection with any actual or alleged failure to comply with any requirement of any Environmental Law.

          (k) Compliance with Laws. Except as set forth on Schedule 3.2(k), neither CalComp nor any CalComp Subsidiaries (i) is in violation of any law, order or permit applicable to its business or (ii) has received any notification or communication from any agency or federal, state or local government or any regulatory authority or the staff thereof (a) asserting that either CalComp or any of the CalComp Subsidiaries is not in compliance with any law or order; or
(b) threatening to revoke any material permits, or (c) requiring either CalComp or any CalComp Subsidiaries (1) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding or (2) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its management, or the payment of dividends.

          (l) Technology. CalComp owns, or is licensed or otherwise entitled to use or (with respect to such of the following which pertain only to CalComp's business as conducted or proposed to be conducted) can obtain on reasonable terms rights to all patents, trademarks, tradenames, servicemarks, copyrights, schematics, technology, know-how, computer software programs or applications in tangible or intangible proprietary information or material that are used or proposed to be used in the business of

CalComp or any CalComp Subsidiaries as currently conducted or proposed to be conducted by CalComp or any CalComp Subsidiaries (the "CalComp Intellectual Property Rights"). Except as set forth on Schedule 3.2(l), no claims with respect to the CalComp Intellectual Property Rights have been asserted, or to the knowledge of CalComp, are threatened by any person nor does CalComp or any CalComp Subsidiary know of any valid grounds for any bona fide claim (i) to the effect that the manufacture, sale or use of any product or process as now used or offered or proposed for use or sale by CalComp or any CalComp Subsidiary infringes on any patents of any person, (ii) against the use by CalComp or any CalComp Subsidiary of any trademarks, tradenames, trade secrets, copyrights, technology, know-how, processes or computer software programs and applications used in the business of CalComp and any CalComp Subsidiaries as currently conducted or proposed to be conducted or (iii) challenging the ownership, validity or effectiveness of any of the CalComp Intellectual Property Rights. To CalComp's knowledge, all granted and issued patents, all registered trademarks, and all copyrights that constitute part of the CalComp Intellectual Property Rights are valid and existing. To CalComp's knowledge, there is no unauthorized use, infringement or misappropriation of any of the CalComp Intellectual Property Rights by any third party, employee or former employee.

     3.3  Representations and Warranties of Lockheed Martin.  In order to induce
          -------------------------------------------------
Summagraphics to enter into this Agreement and to consummate the transactions contemplated hereby, Lockheed Martin represents and warrants to Summagraphics as follows:

          (a) Organization and Standing. Lockheed Martin is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and, has all of the requisite corporate power and authority to consummate the transactions contemplated by this Agreement.

          (b) Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Lockheed Martin and this Agreement is the valid and binding obligation of Lockheed Martin. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Lockheed Martin with any of the provisions hereof will
(i) conflict with or result in a breach of any provision of Lockheed Martin's Charter or Bylaws, or result in a default or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument, or result in a violation of any material agreement to which Lockheed Martin is a party or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Lockheed Martin or any of its properties or assets. No consent or approval by any governmental authority is required for the execution and delivery by Lockheed Martin of this Agreement or the consummation of the transactions to be consummated by Lockheed Martin hereunder, except for the approval of all the applicable regulatory agencies and meeting of conditions hereinafter set forth.

          (c) Litigation. There are no actions, proceedings or investigations pending or, to the best of Lockheed Martin's knowledge, threatened against Lockheed Martin or any Lockheed Martin Subsidiary which, if adversely determined, would have a Material Adverse Effect on the ability of Lockheed Martin to consummate the transactions contemplated by this Agreement. Neither Lockheed Martin nor any of its Subsidiaries is subject to any agreement, memorandum of understanding or similar arrangement with any regulatory authority restricting its operations or requiring that certain actions be taken, and, neither Lockheed Martin nor any of its Subsidiaries has received any notification from any governmental or regulatory authority, or the staff thereof, asserting that it is not in compliance with any statutes, regulations or ordinances which such authority enforces, noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the ability of Lockheed Martin to consummate the transactions contemplated by this Agreement.

          (d) Ownership of CalComp Exchange Shares. Lockheed Martin owns 100% of the outstanding capital stock of CalComp of record and beneficially, and, as of the Closing, free and clear of any Encumbrance. Upon the Closing of the Exchange and the delivery of the CalComp Exchange Shares to Summagraphics, Summagraphics will acquire the entire legal and beneficial interest in and to all of the CalComp Exchange Shares, free and clear of any Encumbrance other than any Encumbrance which is a result of the terms of any agreement to which Summagraphics is party, or any order, claim or other charge against Summagraphics.

          (e) Investment Representation. Lockheed Martin is aware that the Summagraphics Exchange Shares are not registered under the Securities Act. Lockheed Martin possesses such knowledge and experience in business matters that it is capable of evaluating the merits and risks of its investments hereunder. Lockheed Martin agrees not to sell, transfer, offer for sale, pledge, hypothecate or otherwise dispose of the Summagraphics Exchange Shares, without registration under the Securities Act, except pursuant to a valid exemption from registration under the Securities Act.

          (f)    Tax Matters.

          (i) CalComp and each of the CalComp Subsidiaries have filed (or had filed on their behalf), or will file or cause to be filed, all Tax Returns required to be filed prior to the Closing, and have paid all Taxes required to be paid in respect of the periods covered by such Tax Returns or, where payment of such Taxes is not yet due, have established or will establish prior to the Closing, an adequate reserve for the payment of all Taxes which are accruable prior to the Closing. CalComp and the CalComp Subsidiaries will not have any material liability for any such Taxes in excess of the amounts so paid or the reserve so established and CalComp and the CalComp Subsidiaries are not delinquent in the payment of any material assessment of Taxes. No material deficiencies for any assessment of Taxes have been proposed, asserted or assessed against CalComp or the CalComp Subsidiaries which would not be covered by existing reserves and, as of the date of this Agreement, no requests for waivers of the time to assess any such Taxes are pending. CalComp, and to the best of CalComp's knowledge, each of the CalComp Subsidiaries, has complied with all IRS requirements regarding the certification of taxpayer identification numbers of customers and backup withholding.


          (ii) There are no liens for any Taxes upon the assets of CalComp or any CalComp Subsidiary, other than statutory liens for Taxes not yet due and payable.

          (iii) Neither CalComp nor any CalComp Subsidiary is a party to any agreement, contract or other arrangement that would result, separately or in the aggregate, in the requirement to pay any "excess parachute payments" within the meaning of Section 280G of the Code, or any gross-up in connection with such an agreement, contract or arrangement.

          (g) Accuracy of Information Supplied. The information which will be provided in writing by Lockheed Martin specifically for inclusion in the Proxy Statement pertaining to the transactions contemplated hereby, at the time such information is provided will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein in order to make the statements not misleading, provided that information as of a later date shall be deemed to modify information of an earlier date. This representation and warranty is being made solely for the benefit of Summagraphics and is not intended, nor shall it be deemed to, create any rights in any third party.

                                   ARTICLE IV

                    CONDUCT OF BUSINESS PRIOR TO THE CLOSING

     4.1  Conduct of the Business of Summagraphics and its Subsidiaries' Prior
          --------------------------------------------------------------------
to the Closing.  During the period from the date of this Agreement to the
--------------
Closing and except as otherwise expressly provided in the last sentence of
Section 4.4, Summagraphics shall, and Summagraphics shall cause the Summagraphics Subsidiaries to, conduct their respective operations according to the ordinary and usual course of business consistent with current practices and use their reasonable best efforts to maintain and preserve their business organizations, employees and advantageous business relationships. Notwithstanding the foregoing, Summagraphics shall not enter into any employee benefit plan or arrangement with any employee, officer or director without the prior consent of CalComp and Lockheed Martin.

     4.2  Forbearance.
          -----------

          (a) During the period from the date of this Agreement to the Closing and except as contemplated by this Agreement (including with respect to Section 4.2(a)(v), (vi) and (viii) below the provisions of the last sentence of Section 4.4) and as set forth on Schedule 4.2, neither Summagraphics nor any Summagraphics Subsidiaries shall without the prior written consent of CalComp and Lockheed Martin:

               (i) make any changes to their respective Articles of Incorporation or Bylaws;

          (ii) adjust, split, combine or reclassify Summagraphics Common Stock or make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of their capital stock or any securities or obligations convertible into or exchangeable for any shares of their capital stock, or grant (or revise the terms or conditions of any previous grant of) any stock options or stock appreciation rights or give any person any right or warrant to acquire any shares of their capital stock;

          (iii) enter any contract or commitment or incur or agree to incur any liability or make any capital expenditures, except in the normal course of business;

          (iv) increase in any manner the compensation or fringe benefits of any of their directors, officers, agents or employees or pay any pension or retirement allowance not required by any existing Plan or agreement to any such directors, officers, agents or employees or become a party to, amend or commit itself to any pension, retirement, profit sharing, welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or officer or other person other than payments consistent with past practices and current incentive compensation plans and other increases consented to by Lockheed Martin and CalComp in writing, which consent shall not be unreasonably withheld;

          (v) sell, assign, lease or otherwise transfer or dispose of any property or equipment except in the normal course of business;

          (vi) merge or consolidate or agree to merge or consolidate with or into any other person;

          (vii) materially change the extent or character of its business operations;

          (viii) dissolve, liquidate (completely or partially), acquire any capital assets, or grant to any person a right or option to lease, acquire, or purchase, any material amount of the assets of Summagraphics or any Summagraphics Subsidiary (including any part thereof or any interest therein), except in the ordinary course of business and consistent with past practice or as expressly contemplated by this Agreement;

          (ix) issue any shares of its capital stock or any securities convertible into or exercisable or exchangeable for capital stock;

          (x) incur any indebtedness for borrowings (except the Secured Convertible Debenture, or issue any debt securities or any securities convertible into debt securities or any options to purchase debt securities or other rights in respect thereto or assume, indorse, or guarantee, or become a surety, an accommodation party, or responsible in any other way for, an obligation or indebtedness of another person;

          (xi) discontinue or materially diminish any insurance coverage applicable to its assets, properties, and business operations;


          (xii) commit to a labor or employment contract of any kind whatsoever, or any compensation obligation to any employee that is executory or requires payment after the Closing Date, except as consented to in writing by Lockheed Martin and CalComp, which consent shall not be unreasonably withheld;

          (xiii) mortgage, pledge or subject to any other lien any of its assets;

          (xiv) cancel or compromise any legal right or claim of or debts owed to Summagraphics or any Summagraphics Subsidiaries;

          (xv) engage in any speculative currency transactions; or

          (xvi)  agree to do, or acquiesce in, any of the foregoing acts.

          (b) During the period from the date of this Agreement to the Closing, Summagraphics shall maintain itself as a corporation duly incorporated under the laws of the State of Delaware and conduct and maintain its operations according to its usual and ordinary course of business in accordance with past practice.

          (c) During the period from the date of this Agreement to the Closing, Summagraphics shall consult with CalComp and Lockheed Martin with respect to material business decisions affecting Summagraphics' business.

          (d) For purposes of seeking consent to any action to be taken in accordance with the provisions of this Section 4.2, the parties acknowledge and agree that any such request shall be in writing delivered to David B. Minnick at Lockheed Martin Corporation (or such other person as is designated in writing by Lockheed Martin). Upon receipt of a written request from Summagraphics, Lockheed Martin shall provide or withhold its consent to such request as soon as reasonably practicable.

     4.3  No Solicitation.  Summagraphics acknowledges that Lockheed Martin will
          ---------------
devote substantial time and incur substantial out-of-pocket expenses in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated hereby. Unless and until the sooner of (i) Lockheed Martin notifies Summagraphics that it no longer wishes to pursue the Transaction, (ii) this Agreement shall have been terminated pursuant to its terms or (iii) June 15, 1996, neither Summagraphics nor any of its subsidiaries nor any of their executive officers, directors, agents (including, without limitation, Broadview Associates, L.P. or Needham & Company, Inc.) or affiliates of any of the foregoing, shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations with any person (other than Lockheed Martin) concerning any Acquisition Proposal (as hereinafter defined) or disclose, directly or indirectly, to any person in connection with an Acquisition Proposal any information not customarily disclosed to the public concerning Summagraphics or any of the Summagraphics' Subsidiaries, afford to any other person access to the properties, books or records of Summagraphics or any of the Summagraphics Subsidiaries in connection with an Acquisition Proposal or otherwise assist any person preparing to make or who has made such an Acquisition Proposal, or enter into any agreement with any third party providing for a business combination transaction, equity investment or a sale of all or any significant amount of assets, except in a situation in which a majority of the full Board of Directors of Summagraphics has determined in good faith, upon advice of counsel, that such Board has a fiduciary duty to consider and respond to a bona fide Acquisition Proposal by a third party (which Acquisition Proposal was not directly or indirectly solicited by Summagraphics or the Summagraphics Subsidiaries or any of their respective officers, directors, representatives, agents or affiliates in violation of this Agreement) and provides written notice of its intention to consider such Acquisition Proposal. Summagraphics will promptly communicate to Lockheed Martin the identity of the offeror and the terms of any Acquisition Proposal which it may receive in respect to any of the foregoing transactions.

     4.4  Termination Fee.  In the event that (i) the Closing does not occur
          ---------------
because of a breach of this Agreement by Summagraphics and within twelve months thereafter Summagraphics enters into an agreement with respect to an Acquisition Proposal or the consummation of the transactions contemplated by any Acquisition Proposal occurs or (ii) Summagraphics breaches the provisions of Section 4.3, Summagraphics (or the survivor of any transaction contemplated by the Acquisition Proposal, which shall include any purchaser of a substantial portion of the assets of Summagraphics or any Summagraphics Subsidiary) shall immediately pay to Lockheed Martin by wire transfer of immediately available funds the sum of $1,250,000 (the "Termination Fee"). For purposes of this

Agreement, "Acquisition Proposal" shall mean any third party proposal concerning any merger, share exchange, consolidation, sale of any substantial portion of the assets of Summagraphics and the Summagraphics Subsidiaries, tender offer, sale of control or similar transaction involving Summagraphics or any Summagraphics Subsidiaries. The term "Acquisition Proposal" shall not include, among other things, any third party proposal to acquire Summagraphics' CAD Warehouse business or Summajet or Summachrome product lines or to secure license rights to such products; provided, however, Summagraphics shall obtain written approval from Lockheed Martin prior to entering into any agreement in respect to any of the foregoing, which approval shall not be unreasonably withheld.

     4.5  Compliance with Tax-Free Provisions.  Summagraphics shall not take any
          -----------------------------------
action prior to or after the Closing which would disqualify the Exchange (and the other transactions contemplated hereby) as a tax free reorganization under
Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

     4.6  Access and Information; Cooperation.  Summagraphics and the
          -----------------------------------
Summagraphics Subsidiaries will permit reasonable access to Lockheed Martin and CalComp and their respective representatives, during normal business hours to verify the accuracy from time to time of the representations and warranties contained herein. Such investigation may include an examination of all of Summagraphics' business affairs, contracts, personnel records, premise files, accounts receivable and accounts payable, tax returns, agreements, schedule of assets owned, and all other items deemed necessary by Lockheed Martin to make such examination thereof and to conduct such other investigation as they deem appropriate to verify the representations and warranties of Summagraphics contained herein. Summagraphics and CalComp will each give to the officers, accountants, counsel and authorized representatives of the other Party access to its properties, books and records and those of its subsidiaries (including its audit work papers) and will furnish the other Party with such additional financial and operating data and other information as to its business and properties and those of its subsidiaries as the other Party may from time to time reasonably request. In addition, each shall promptly deliver to the other each internally prepared monthly balance sheet from November 30, 1995 in the case of Summagraphics and December 31, 1995 in the case of CalComp, if any, through Closing and all other internally prepared financial information prepared since November 30, 1995 or December 31, 1995, as the case may be. The Parties will cooperate with each other in the preparation of any documents or other materials which may be required in connection with the preparation of the Proxy Statement as filed with the SEC or in connection with any other documents or materials required by any governmental agency, stock exchange or association of securities dealers. CalComp will cooperate with and furnish such information to, and cause its directors and officers and those of its subsidiaries to cooperate with and furnish such information to, Summagraphics as Summagraphics may reasonably request in connection with the preparation of the Proxy Statement for the special meeting of the stockholders of Summagraphics to consider the transactions contemplated hereby.

     4.7  Confidentiality.  Each of the Parties shall cause its advisers and
          ---------------
agents to maintain the confidentiality of all confidential information furnished to it by the other party concerning its and its Subsidiaries' businesses, operations, and financial positions, and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Closing, each Party shall promptly return all documents and copies thereof, and return or destroy all work papers containing confidential information received from the other Party. In the event that any Party violates any of the terms of this paragraph, they agree that the Party who is not in violation would have an inadequate remedy at law for such violation and may, therefore, seek an injunction without the necessity of bond, to prevent or halt any violation hereof and the parties hereto agree not to raise any defense that the Party who is not in violation of this paragraph has an adequate remedy at law. The Parties further acknowledge and agree that in the event of a violation of the terms and conditions of this paragraph that the party who is not in violation shall have any and all remedies available at law or equity and shall not be limited to the remedy of injunctive relief. The confidentiality provisions of this Section 4.7 are in addition to and shall not be deemed to supersede the agreements contained in (i) the letter, dated October 12, 1995, from Broadview Associates, L.P. to Lockheed Martin and
(ii) the letter agreement, dated December 20, 1995, between Lockheed Martin Corporation and Summagraphics (the "Confidentiality Agreements"). In addition, CalComp agrees that, in the event that this Agreement is terminated for any reason prior to Closing, CalComp shall not for a period of one year from the date hereof, directly or indirectly, recruit any non-clerical employee of Summagraphics with whom CalComp has had contact in connection with CalComp's investigation of Summagraphics from the date hereof to the Closing; provided however, that the foregoing restriction shall not preclude CalComp or Lockheed Martin from employing any such employee who seeks employment with CalComp or Lockheed Martin in response to a general advertisement or other similar method and not in response to any direct solicitation efforts made by CalComp or Lockheed Martin. Any provisions of this Section 4.7 shall survive the Closing or the termination of this Agreement.

     4.8  Public Announcements.  The Parties will consult with each other before
          --------------------
issuing any press release relating to this Agreement or the transactions contemplated herein and shall not issue any such press release without the prior written consent of the other Party, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange.

     4.9  Consents.
          --------

          (a) From the date of this Agreement to the Closing, Summagraphics will use its reasonable best efforts (which efforts shall not include the payment of any money to any third party without the prior consent of Lockheed Martin, other than ordinary filing fees) to obtain the written consents or approvals of all third parties whose consent or approval is required with regard to the transactions contemplated to be performed by Summagraphics by the terms of this Agreement, whether under the terms of any lease, mortgage, indenture or other agreement to which Summagraphics or any of the Summagraphics Subsidiaries is a party or by which any of their assets is bound or otherwise.

          (b) From the date of this Agreement to the Closing, each of Lockheed Martin and CalComp will use their respective reasonable best efforts (which efforts shall not include the payment of any money to any third party, other than ordinary filing fees) to obtain the written consents or approvals of all third parties whose consent or approval is required with regard to the transactions contemplated to be performed by Lockheed Martin or CalComp, as the case may be, by the terms of this Agreement, whether under the terms of any lease, mortgage, indenture or other agreement to which Lockheed Martin or CalComp or any of their respective Subsidiaries is a party or by which any of their assets is bound or otherwise.

          (c) The Parties agree to reasonably cooperate with each other in connection with obtaining the consents contemplated by Section 4.9.

     4.10  Meeting of Summagraphics Stockholders.  Summagraphics will duly call
           -------------------------------------
and within the time set forth in its Bylaws will convene a special meeting of its stockholders to act upon the transactions contemplated hereby, the Board of Directors of Summagraphics (subject to Section 2.1) will recommend approval of this Agreement and the Fourth Amended and Restated Articles of Incorporation to its stockholders, and will use its reasonable best efforts to obtain a favorable vote thereon. The calling and holding of such meetings and all transactions, documents and information related thereto will be in compliance with all applicable laws (including, without limitation, applicable securities laws). The Proxy Statement for the stockholders' meeting of Summagraphics will be in form and content reasonably satisfactory to Lockheed Martin.

                                   ARTICLE V

                     ADDITIONAL COVENANTS OF SUMMAGRAPHICS

     5.1  Issuance of Stock.  Summagraphics will issue and deliver or cause to
          -----------------
be delivered the Summagraphics Exchange Shares to Lockheed Martin (or its designee) as called for by Paragraph 1.1 of this Agreement.

     5.2  Intercompany Agreements.  At the Closing, Summagraphics shall execute
          -----------------------
and deliver to Lockheed Martin each of the following documents (collectively, the "Intercompany Agreements"):

          (a) an intercompany services agreement in the form attached hereto as Exhibit B (the "Services Agreement");

          (b) a cash management agreement in the form attached hereto as Exhibit C (the "Cash Management Agreement");

          (c) a tax sharing agreement in the form attached hereto as Exhibit D (the "Tax Sharing Agreement");

          (d) a revolving credit agreement in the form attached hereto as Exhibit E (the "Revolving Credit Agreement");

          (e) a registration rights agreement in the form attached hereto as Exhibit F (the "Registration Rights Agreement"); and

          (f) a corporate agreement in the form attached hereto as Exhibit G (the "Corporate Agreement").

     5.3  Amendment and Restatement of Articles of Incorporation.  Prior to
          ------------------------------------------------------
Closing, Summagraphics shall take all actions necessary or appropriate (including approval of its stockholders) to cause to be filed with the Secretary of State of the State of Delaware an amendment and restatement to its Articles of Incorporation in the form attached as Exhibit H (the "Fourth Amended and Restated Articles of Incorporation") pursuant to which:

          (a) Summagraphics shall change its name to CalComp Inc.;

          (b) Summagraphics shall agree to the allocation of business opportunities by and between it and Lockheed Martin set forth therein; and

          (c) Summagraphics shall increase the number of authorized shares of capital stock to 60,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

     5.4  Preparation of Proxy Statement.  In accordance with the provisions of
          ------------------------------
Section 2.1, Summagraphics shall prepare, file in definitive form and deliver to each of its stockholders the Proxy Statement.

     5.5  Additional Listing Application.  At or prior to Closing, Summagraphics
          ------------------------------
shall take all action necessary or appropriate to cause the Summagraphics Exchange Shares to be listed for trading on the NASDAQ Interdealer Quotations System.

     5.6  Filing of Form 10-C.  Within 10 days of Closing, Summagraphics shall
          -------------------
prepare and have filed with the SEC its report on Form 10-C-Report By Issuer of Securities Quoted on NASDAQ Interdealer Quotations System in respect of the Summagraphics Exchange Shares.

     5.7  Hart-Scott-Rodino.  As soon as practicable following the execution of
          -----------------
this Agreement and no later than 10 days after the execution of this Agreement, Summagraphics shall make its filing of a Notification and Report Form pursuant to, and shall thereafter promptly make any required submissions under the HSR Act with respect to the transactions contemplated by this Agreement. In addition, Summagraphics shall cooperate with Lockheed Martin in connection with Lockheed Martin's filing under the HSR Act in respect of the transactions contemplated by this Agreement.

     5.8  Stock Option Plan.  Summagraphics shall use its reasonable best
          -----------------
efforts to cause the stock option plan in the form attached hereto as Exhibit I (the "Stock Option Plan") to be approved by its shareholders.

                                   ARTICLE VI

                    COVENANTS OF CALCOMP AND LOCKHEED MARTIN

     6.1  Transfer of CalComp Exchange Shares.  At the Closing, Lockheed Martin
          -----------------------------------
will, or will cause its subsidiary to, transfer and deliver the CalComp Exchange Shares to Summagraphics as called for by Section 1.1 of this Agreement.

     6.2  Intercompany Agreements.  At the Closing, Lockheed Martin shall
          -----------------------
execute and deliver to Summagraphics each of the Intercompany Agreements.

     6.3  Preparation of Proxy Statement.  Each of Lockheed Martin and CalComp
          ------------------------------
shall use reasonable efforts to cooperate with Summagraphics in the preparation of the Proxy Statement.

     6.4  Hart-Scott-Rodino.  As soon as practicable following the execution of
          -----------------
this Agreement and no later than 10 days after the execution of the Agreement, Lockheed Martin shall make its filing of a Notification and Report Form pursuant to, and shall thereafter promptly make any required submissions under, the HSR Act with respect to the transactions contemplated by this Agreement. In addition, Lockheed Martin shall cooperate with Summagraphics in connection with the preparation and filing of a Notification and Report Form in respect of the transactions contemplated by this Agreement under the HSR Act by Summagraphics.

     6.5  CalComp Financial Statements.  As soon as practicable following the
          ----------------------------
execution of this Agreement but in no event after March 25, 1996, CalComp shall deliver to Summagraphics for inclusion in the Proxy Statement the following financial statements, audited, with an unqualified opinion by Ernst & Young LLP, CalComp's independent auditors; the consolidated balance sheet of CalComp for each of the fiscal years ended December 31, 1995 and 1994, the consolidated income statement of CalComp for each of the years in the three year period ended December 31, 1995, the statement of shareholders' equity for each of the years ended in the three year period ended December 31, 1995 and the consolidated statement of cash flow of CalComp for each of the years in the three year period ended December 31, 1995 (collectively, the "CalComp Financial Statements"). The CalComp Financial Statements shall be prepared on a basis which treats the disposition of AGT as if it had occurred prior to the CalComp Financial Statements.

     6.6  Pre-Closing Assistance.  Lockheed Martin acknowledges that changes may
          ----------------------
occur in the business of Summagraphics and the

Summagraphics Subsidiaries resulting from employee resignations and the deterioration or termination of vendor or customer relations which are a direct result of the announcement or of the transactions contemplated by this Agreement and Lockheed Martin will use reasonable efforts to work with Summagraphics to remedy such occurrences, it being understood that if such occurrences (together with all other events, changes or occurrences) result in a Material Adverse Effect despite Lockheed Martin's efforts, Lockheed Martin would be entitled pursuant to Section 10.2(b) to terminate this Agreement.

                                  ARTICLE VII

                       CONDITIONS PRECEDENT TO CALCOMP'S
                  AND LOCKHEED MARTIN'S OBLIGATIONS HEREUNDER

     Unless waived in writing by Lockheed Martin, in its sole discretion, all obligations of CalComp or Lockheed Martin, as the case may be, hereunder to effect the Exchange shall be subject to the fulfillment prior to or at the Closing of the following conditions:

     7.1  Representations, Warranties, Covenants.  The representations and
          --------------------------------------
warranties of Summagraphics herein contained shall be true in all material respects as of the Closing, shall be deemed made again at and as of the Closing and shall be true in all material respects as if so made again; Summagraphics shall have performed all of the obligations and complied with all of the covenants required by this Agreement to be performed or complied with by it in all material respects on or prior to the Closing Date and Lockheed Martin shall receive from Summagraphics officers' certificates in such detail as Lockheed Martin may reasonably request dated the Closing Date and signed by the chief executive officer, president or secretary of Summagraphics to the foregoing effect.

     7.2  No Adverse Changes.  There shall not have been any material adverse
          ------------------
changes in the financial position, results of operations, assets, liabilities or business of Summagraphics and the Summagraphics Subsidiaries, taken as a whole, from November 30, 1995, the date of the Summagraphics Financial Statements referred to in Paragraph 3.1(e) above, to the Closing Date, which changes, individually or in the aggregate, have or could reasonably be expected to have a Material Adverse Effect.

     7.3  Due Diligence Audit of Summagraphics and its Subsidiaries.  The tax
          ---------------------------------------------------------
portion of the due diligence audit of

Summagraphics and its Subsidiaries conducted pursuant to Paragraph 4.6 shall have confirmed the accuracy of the representations and warranties set forth in
Section 3.1(h) and 3.1(n) and the final review of accountant's work papers relating to Summagraphics' Belgium operation shall be reasonably satisfactory to Lockheed Martin.

     7.4  Legal Opinion.  Lockheed Martin shall have received a written opinion,
          -------------
dated as of the Closing Date, from Hughes & Luce, L.P., counsel to Summagraphics, in form reasonably satisfactory to Lockheed Martin, which shall cover matters customary in transactions of this nature.

     7.5  No Adverse Proceedings.  There shall be no order restraining or
          ----------------------
prohibiting the transaction contemplated hereby and no action or proceeding against any of the Parties or their respective Subsidiaries in respect of the consummation of the transactions contemplated by this Agreement shall have been instituted or threatened or any investigations or inquiries undertaken that, in the reasonable judgment of the affected party, could result in substantial damages or as a result of which the affected party could be deprived of any of the material benefit of the contemplated transactions.

     7.6  Intercompany Agreements.  Summagraphics shall have executed and
          -----------------------
delivered to Lockheed Martin each of the Intercompany Agreements referred to in
Section 5.2.

     7.7  Approval by Stockholders of the Agreement, the Stock Option Plan and
          --------------------------------------------------------------------
Amendment and Restatement of Summagraphics' Articles of Incorporation.  This
---------------------------------------------------------------------
Agreement, the Fourth Amended and Restated Articles of Incorporation and the Stock Option Plan shall have been submitted to the stockholders of Summagraphics at a special meeting of stockholders duly called and held and each of the transactions contemplated by this Agreement, the Fourth Amended and Restated Articles of Incorporation and the Stock Option Plan shall have been approved, in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation and Bylaws of Summagraphics, by an affirmative vote of the holders of at least a majority of all the outstanding shares of Summagraphics Common Stock entitled to vote and, with respect to the Exchange and the Stock Option Plan by the affirmative vote of the holders of a majority of the shares present and entitled to vote at the meeting. Summagraphics shall have duly authorized the filing of, and shall have filed and caused to be accepted of record by the Secretary of

State of the State of Delaware, the Fourth Amended and Restated Articles of Incorporation.

     7.8  Additional Listing Application.  Summagraphics shall have caused the
          ------------------------------
Summagraphics Exchange Shares to be listed on the NASDAQ Interdealer Quotation System.

     7.9  Secretary's Certificate.  At the Closing, Summagraphics shall cause to
          -----------------------
be delivered to Lockheed Martin, a secretary's certificate in a form reasonably satisfactory to Lockheed Martin.

     7.10  Compliance With Laws/Government Approvals.  All applicable
           -----------------------------------------
securities, antitrust and other laws shall have been complied with in connection with the transactions contemplated hereby. All authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental authorities necessary for the consummation of the transactions contemplated by this Agreement, including, but not limited to, such requirements under applicable state securities laws, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the HSR Act, shall have been filed, occurred or been obtained. All other material consents of third parties shall have been obtained.

     7.11  Backlog.  The representations and warranties set forth in Section
           -------
3.1(bb) shall be true and correct in all respects as of Closing. At the Closing, Summagraphics shall have caused to be delivered to Lockheed Martin, a certificate from Michael S. Bennett and Dave Osowski in such detail as Lockheed Martin may reasonably request, dated the Closing Date, to such effect together with copies of purchase orders evidencing such Backlog.

                                  ARTICLE VIII

          CONDITIONS PRECEDENT TO SUMMAGRAPHICS' OBLIGATIONS HEREUNDER

     Unless waived in writing by Summagraphics, in its sole discretion, all obligations of Summagraphics hereunder to effect the Exchange shall be subject to the fulfillment prior to or at the Closing of the following conditions:

     8.1  Representations, Warranties, Covenants.  The representations and
          --------------------------------------
warranties of each of CalComp and Lockheed Martin herein contained shall be true in all material respects as of the Closing Date, shall be deemed made again at and as of the Closing Date and shall be true in all material respects as if so made again. Each of CalComp and Lockheed Martin shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date in all material respects and Summagraphics shall have received from Lockheed Martin an officer's certificate in such detail as Summagraphics may reasonably request dated the Closing Date and signed by its president, any vice president or other authorized signatory or secretary to the foregoing effect.

     8.2  No Adverse Proceedings or Events.  There shall be no order restraining
          --------------------------------
or prohibiting the transactions contemplated hereby and no action or proceeding against any of the Parties or their respective Subsidiaries in respect of the consummation of the transactions contemplated by this Agreement shall have been instituted or threatened or any investigations or inquiries undertaken that in the reasonable judgment of Summagraphics, could result in substantial damages or as a result of which Summagraphics could be deprived of any of the material benefits of the transactions contemplated by this Agreement.

     8.3  No Adverse Changes.  There shall not have been any material adverse
          ------------------
change in the financial position, results of operations, assets, liabilities or business of CalComp and the CalComp Subsidiaries, taken as a whole, from December 31, 1995, to the Closing Date, which changes, individually or in the aggregate, have or constitute a Material Adverse Effect.

     8.4  Legal Opinion.  Summagraphics shall have received a written opinion,
          -------------
dated as of the Closing Date, of in-house counsel to Lockheed Martin, in form reasonably satisfactory to Summagraphics, which shall cover matters customary in transactions of this nature.

     8.5  Fairness Opinion.  The fairness opinion delivered to the Board of
          ----------------
Directors of Summagraphics by Needham & Company, Inc. in accordance with the provisions of Section 3.1(w) shall not have been rescinded.

     8.6  Stockholder Approval.  The transactions contemplated by this Agreement
          --------------------
and the Fourth Amended and Restated Articles of Incorporation shall have been approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Summagraphics Common Stock.

     8.7  Secretary's Certificate.  At the Closing, each of CalComp and Lockheed
          -----------------------
Martin shall cause to be delivered to Summagraphics, a secretary's certificate in a form reasonably satisfactory to Summagraphics.

     8.8  Intercompany Agreements.  Lockheed Martin shall have executed and
          -----------------------
delivered to Summagraphics each of the Intercompany Agreements referred to in
Section 5.2. Sufficient funds shall have been made available to Summagraphics pursuant to the Revolving Credit Agreement at the Closing to allow Summagraphics to repay in full its indebtedness to Silicon Valley Bank and Heller Financial.

                                   ARTICLE IX

                             ADDITIONAL AGREEMENTS

     9.1  Update Disclosure; Breaches.  From and after the date hereof until the
          ---------------------------
Closing, each Party shall promptly notify each other Party by written update of
(a) the occurrence, non-occurrence, or any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, (b) any failure of a Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, and (c) any other matter which may occur from and after the date of this Agreement which, if existing on the date hereof, would have been required to be described herein; provided, however, that the delivery of any such notice shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to or on the date of this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice under this Agreement.

     9.2  Tax Returns.  The Exchange shall be reported as a "reorganization"
          -----------
within the meaning of Section 368(a)(i)(B) of the Code in all federal and, to the extent permitted, all state and local tax returns filed after the Closing. Notwithstanding any other provisions of this Agreement, the obligations set forth in this Section 9.2 shall survive the Closing.

     9.3  Best Efforts and Further Assurances.  Each of the Parties to this
          -----------------------------------
Agreement shall use its best reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to the Closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for affecting completely the consummation of this Agreement and the transactions contemplated hereby. If, at any time after the Closing, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest Lockheed Martin with full right, title and possession of the Summagraphics Exchange Shares or Summagraphics with full right, title and possession of the CalComp Exchange Shares, the officers and directors of each of Lockheed Martin and Summagraphics shall take all such lawful and necessary action.

     9.4  Payoff of Outstanding Indebtedness.  At the Closing, Summagraphics
          ----------------------------------
shall pay, discharge and satisfy all outstanding indebtedness to Silicon Valley Bank and Heller Financial described on Schedule 3.1(aa) and shall deliver to Lockheed Martin evidence satisfactory to Lockheed Martin that such banks or financial institutions have released all Encumbrances which such bank or financial institutions then hold against the properties or assets of Summagraphics or any Summagraphics Subsidiaries. The Parties acknowledge and agree that Summagraphics shall be entitled to borrow funds from Lockheed Martin under the Revolving Credit Agreement at Closing to pay off such amounts.

     9.5  Directors and Officers Liability Insurance.  For a period of six years
          ------------------------------------------
after the Closing, Lockheed Martin shall use reasonable efforts to cause to be maintained in effect the current policies of directors and officers liability insurance maintained by Summagraphics (provided that Lockheed Martin may substitute therefore policies with reputable and financially sound carriers of at least the same coverage in amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Closing; provided, that Lockheed Martin shall not be obligated to make premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date hereof by Summagraphics for such insurance (the "Maximum Amount"). If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Lockheed Martin and Summagraphics shall maintain the most advantageous policies of directors, and officers' insurance obtainable for an annual premium equal to the Maximum Amount.


     9.6  CalComp Taxes.
          -------------

          (a) Lockheed Martin shall reimburse or pay and assume liability for and indemnify and hold harmless Summagraphics and CalComp against (i) any Federal or state income or franchise taxes based on income, including any interest, penalties or other additions to tax with respect to such amounts, payable by or on behalf of CalComp or any of the CalComp Subsidiaries for any period ending on or prior to December 31, 1995 (except in each case to the extent that such liability is properly reflected as an accrued liability in a balance sheet for such company as at the close of business on December 31, 1995), and (ii) any deficiencies in any taxes described in (i) above payable by or on behalf of CalComp or any of the CalComp Subsidiaries with respect to any period ending on or prior to December 31, 1995.

          (b) Lockheed Martin shall be entitled to all refunds of any taxes described in (a)(i) above, together with any interest thereon, with respect to CalComp or any of the CalComp Subsidiaries for any period ending on or prior to December 31, 1995, and Summagraphics shall pay or cause to be paid to Lockheed Martin any such refunds received.

                                   ARTICLE X

                      TERMINATION, AMENDMENT, SURVIVAL OF
                       REPRESENTATIONS AND MISCELLANEOUS

     10.1  Amendment.  This Agreement may not be amended at any time except in
           ---------
writing signed by each of the Parties.

     10.2  Termination.  Notwithstanding any other provision to the contrary of
           -----------
this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Summagraphics, this Agreement and the transactions contemplated hereby may be terminated and the Exchange abandoned (without any obligation (other than the payment of the fee contemplated by Section 4.4 in the event that Summagraphics terminates this Agreement) by Lockheed Martin or Summagraphics to renegotiate the Agreement) at any time prior to the Effective Date:

          (a) By mutual consent of Summagraphics and Lockheed Martin; or


          (b) By Summagraphics or Lockheed Martin (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; provided, however, that, for purposes of this Section 10.2(b), a material breach of a representation or warranty shall be deemed to exist only if, when aggregated with all other such breaches, the breach has or constitutes a Material Adverse Effect; or

          (c) By either Party hereto if the Federal Trade Commission or the Department of Justice, as the case may be, denied approval of the Exchange under the HSR Act and the time period for all appeals or requests for reconsideration has run;

          (d) By either Summagraphics or Lockheed Martin in the event the Closing has not occurred on or before June 15, 1996 or such later date as may be established pursuant to Section 1.2, provided the failure to consummate the Exchange is not caused by or does not result in any breach of the Agreement by the Party electing to terminate; or

          (e) By the Board of Directors of either Summagraphics or Lockheed Martin (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Exchange cannot be satisfied or fulfilled on or before June 15, 1996 or such later date as may be established pursuant to
Section 1.2;

          (f) By Summagraphics, if Lockheed Martin has not on or before the date the Proxy Statement is first mailed to stockholders of Summagraphics delivered written notice to Summagraphics that the conditions set forth in Section 7.3 has been waived or satisfied;

          (g) By Summagraphics if the holders of more than fifty percent of the outstanding shares of Summagraphics Common Stock fail to vote in favor of the transactions contemplated by this Agreement or the Fourth Amended and Restated Articles of Incorporation;

          (h) By the Board of Directors of Summagraphics if Summagraphics receives an Acquisition Proposal which the Board of Directors of Summagraphics determines in good faith in accordance with Paragraph 4.3 that it must consider, and which Acquisition Proposal a majority of the full Board of Directors of Summagraphics further determines to approve and to recommend to the stockholders of Summagraphics for approval; provided however that, in that event, Summagraphics pays to Lockheed Martin the fee contemplated by Section 4.4.

In the event of the termination of this Agreement and the abandonment of the transactions contemplated by this Agreement pursuant to this Paragraph 10.2, other than as otherwise expressly provided herein, this Agreement shall become void and have no effect, without any liability on the part of either Party or its directors, officers or stockholders. Notwithstanding the foregoing, nothing contained in this Paragraph 10.2 shall relieve either Party from liability for any breach of this Agreement.

     10.3  Survival of Representations and Covenants.  Except for those
           -----------------------------------------
provisions of this Agreement that by their terms survive the Closing, the respective warranties, representations, obligations and agreements of the Parties hereto shall not survive the Closing.

     10.4  Expenses.  Except as provided in Section 4.4 each party will pay its
           --------
own fees and expenses, including the fees and expenses of accountants, attorneys, investment advisors and other professionals, incurred in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby, provided that CalComp shall pay (i) the filing fee associated with the filings of the Parties under the HSR Act and (ii) the filing fee of the SEC associated with the Proxy Statement. Notwithstanding the foregoing, in the event that either Party breaches this Agreement and this Agreement is thereafter terminated, that Party shall pay the reasonable fees and expenses of third-party consultants, accountants and attorneys that are actually incurred (including fees and expenses incurred by Summagraphics relating to the fairness opinion contemplated by Section 3.1(w) and the filing fees to be paid by CalComp pursuant to the proviso contained in the preceding sentence) by the
                           -------
non-terminating party in connection with the preparation and delivery of this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, in the event that Lockheed Martin terminates this Agreement in breach of the terms hereof or Summagraphics terminates this Agreement pursuant to Section 10.2(b), Lockheed Martin agrees to pay within five days of receipt of a reasonably detailed statement from Summagraphics, the reasonable fees and expenses of third party consultants, accountants and attorneys which are actually incurred by Summagraphics in connection with the preparation and delivery of this Agreement and the consummation of the transactions contemplated hereby. The obligations of the Parties under this Section will survive any termination of this Agreement pursuant to Section 10.2.

     10.5  Notices.  All notices, requests, demands and other communications
           -------
under or connected with this Agreement shall be in writing and (a) if to Summagraphics shall be addressed to 8500 Cameron Road, Austin, Texas 78754,
Attention:  Robert B. Sims,

Esquire, General Counsel, with copies to its counsel, Hughes & Luce, L.L.P., 1717 Main Street, Suite 2800, Dallas, Texas 75201, Attention: Michael W. Tankersley, Esquire, and (b) if to Lockheed Martin shall be addressed to 6801 Rockledge Drive, Bethesda, Maryland 20817, Attention: Stephen M. Piper, Esquire, Assistant General Counsel, with a copy to Lockheed Martin Information & Technology Services, 6801 Rockledge Drive, Bethesda, Maryland 20817, Attention:
Director of Finance and (c) if to CalComp shall be addressed to 2411 West LaPalma Avenue, Anaheim, California 92801, Attention: General Counsel.

     10.6  Entire Agreement in Effect.  This Agreement, including the Exhibits
           --------------------------
and Schedules hereto (together with the Confidentiality Agreements), is intended by the Parties to and does constitute the entire agreement of the Parties with respect to the transactions contemplated hereunder. This Agreement including the Exhibits and Schedules attached hereto supersedes any and all other prior understandings and agreements between the Parties hereto (other than the Confidentiality Agreements) and it may not be changed, waived, discharged or terminated orally but only in writing by a party against which enforcement of the change, waiver, or discharge or termination is sought.

     10.7  General.  The paragraph headings contained in this Agreement are for
           -------
reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement and the Exhibits attached hereto may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, all of which shall become one and the same instrument. This Agreement and the Exhibits attached hereto shall inure to the benefit of and be binding upon the parties hereto and their respective successors; it shall not be assigned.

     10.8  Governing Law.  This Agreement shall be construed in accordance with
           -------------
the laws of the State of Maryland.

     10.9  Counterparts.  This Agreement and each of the exhibits or schedules
           ------------
hereto may be executed (by facsimile signature or otherwise) in two or more counterparts, each of which shall constitute one and the same agreement.

     IN WITNESS WHEREOF, Lockheed Martin, CalComp and Summagraphics have caused this Agreement to be duly executed by their respective chairmen or presidents and their respective seals to be hereunto affixed and attested by their respective secretaries thereunto duly authorized as of the date first written above.


                               LOCKHEED MARTIN CORPORATION


                                By:___________________________
                                   Peter B. Teets
                                   President - Lockheed
                                     Martin Information &
                                     Technology Services Sector


                               CALCOMP INC.


                               By:___________________________
                                  Gary Long
                                  President


                               SUMMAGRAPHICS CORPORATION


                               By:___________________________
                                  Michael S. Bennett
                                  President and Chief Executive
                                    Officer